Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among:

AUDIENCE, INC.,

a Delaware corporation;

ALAMEDA ACQUISITION CORP.,

a Delaware corporation;

SENSOR PLATFORMS, INC.,

a Delaware corporation;

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC

AS THE STOCKHOLDERS’ AGENT

Dated as of June 24, 2014

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TABLE OF CONTENTS

(Continued)

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TABLE OF CONTENTS

(Continued)

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EXHIBITS

Exhibit A	Form of Management Plan Joinder

Exhibit B	Form of Escrow Agreement

Exhibit C	Form of Stockholder Written Consent

Exhibit D	Stockholder Agreement

Exhibit E	Form of Non-Competition Agreement

Exhibit F	Form of Optionholder Acknowledgement, Waiver and Release

Exhibit G	Form of Warrantholder Acknowledgement, Waiver and Release

SCHEDULES

Schedule 1.6(d)(iii)	Holders of Accelerated Company Stock Options

Schedule 4.10	Retention Restricted Stock Unit Grants

Schedule 5.3(e)	Contract Consents

Schedule 5.3(f)	Contract Terminations

Schedule 5.3(n)	Closing Schedule

Schedule 10.1(a)	Key Employees

Schedule 10.1(b)	Major Stockholders

Schedule 10.1(c)	Non-Competition Employees

Schedule 10.1(d)	Signing Date Key Employees

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (together with the Company Disclosure Schedule and the other schedules hereto, this “Agreement”) is made and entered into as of June 24, 2014 by and among Audience, Inc., a Delaware corporation (“Parent”), Alameda Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Sensor Platforms, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the Company Stockholders, (the “Stockholders’ Agent”). All capitalized terms that are used in this Agreement shall have the respective meanings ascribed thereto in Article 9 or as defined in this Agreement.

RECITALS

A. The Board of Directors of Parent believes it is in the best interests of Parent, and the Board of Directors of the Company believes it is in the best interests of the Company and its stockholders, that Parent acquire the Company through the merger of Merger Sub with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”), and, in furtherance thereof, each such Board of Directors has approved this Agreement, the Merger and the other transactions contemplated hereby.

B. The Board of Directors of Merger Sub and the Company have determined to recommend that the sole stockholder of Merger Sub and the Company Stockholders adopt and approve this Agreement, the Merger and the other transactions contemplated hereby.

C. At the Effective Time, on the terms and subject to the conditions of this Agreement, (i) the Merger will become effective under applicable Law, (ii) all of the shares of the Company Capital Stock that are issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the consideration set forth herein, (iii) all of the Company Warrants that are issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the consideration set forth herein, (iv) all of the In-the-Money Company Stock Options then outstanding (whether vested or unvested) will either be assumed or canceled and converted into the right to receive the consideration set forth herein, in each case as provided in this Agreement and (v) all of the then outstanding Company Stock Options that are not In-the-Money Company Stock Options (whether vested or unvested) will be automatically canceled and extinguished without any conversion thereof or payment of any consideration to the holder thereof.

D. The Board of Directors of the Company has approved the Retention Bonus Plan provided to Parent (the “Management Plan”) pursuant to which, at the Effective Time, each participant thereunder (each, a “Management Plan Participant”) shall, subject to the execution of a Management Plan Participant Joinder in the form attached hereto as Exhibit A (each, a “Management Plan Participant Joinder”), have the right to receive the Management Plan Payment payable pursuant to the Management Plan.

E. On the terms and subject to the conditions set forth herein, a portion of the cash consideration otherwise payable to the Escrow Participants (as defined herein) pursuant hereto will be deposited with the Escrow Agent, to be held and disbursed to Parent or such Escrow Participants on the terms and subject to the conditions set forth in the Escrow Agreement, in the form attached hereto as Exhibit B (the “Escrow Agreement”), to be executed and delivered by Parent, Merger Sub, the Company and the Stockholders’ Agent, as representative of the Indemnifying Parties, concurrently with the execution and delivery of this Agreement.

E. As a condition and inducement to the willingness of Parent to enter into this Agreement, Company has indicated that it will be able to deliver to Parent and Merger Sub, within twenty-four (24) hours of the execution of this Agreement, the Stockholder Written Consent in the form attached hereto as Exhibit C (the “Stockholder Written Consent”), executed by (i) the holders of at least 90% of the Company Capital Stock, (ii) the holders of a majority of the Company Common Stock, (iii) the holders of at least 95% of the Company Preferred Stock, (iv) the holders of at least 95% of each series of the Company Preferred Stock. As a further condition and inducement to the willingness of Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement by each of the parties hereto, each of the Major Stockholders shall have countersigned a Stockholder Agreement in the form attached hereto as Exhibits D (the “Stockholder Agreement”).

F. As a condition and inducement to the willingness of Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement by each of the parties hereto, (1) each of the Signing Date Key Employees shall have countersigned their respective offer letters (each, a “Key Employee Offer Letter” and collectively, the “Key Employee Offer Letters”), with Parent and/or the Surviving Corporation, each of which will become effective contingent upon the occurrence of the Effective Time; and (2) each of the Non-Competition Employees shall have countersigned a Non-Competition Agreement in the forms attached hereto as Exhibit E (each, a “Non-Competition Agreement” and collectively, the “Non-Competition Agreements”) with Parent and/or the Surviving Corporation, each of which will become effective contingent upon the occurrence of the Effective Time.

G. The Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and other agreements in connection with this Agreement, the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing promises and the representations, warranties, covenants and other agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted by the parties, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger. On the terms and subject to the conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”), at the Effective Time (as defined in Section 1.2(b)), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Parent. For times and periods after the Effective Time, the Company, as the surviving corporation in the Merger, is sometimes referred to herein as the “Surviving Corporation.”

1.2 Closing; Effective Time.

(a) Unless this Agreement is earlier terminated pursuant to Section 7.1, the closing of the Merger (the “Closing”) shall take place as promptly as reasonably practicable after the execution and delivery of this Agreement by each of the parties hereto, but in any event no later than two (2) Business Days following the satisfaction or waiver (if and to the extent permitted by the terms hereof) of the conditions set forth in Article 5 (such second Business Day, the “Target Closing Date”) at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050, unless another place or time is agreed to by Parent, the Company and the Stockholders’ Agent; provided, however that if the Target Closing Date occurs within the last twenty-one (21) days of a fiscal quarter of Parent then the Closing shall be no earlier than the first Business Day following the end of such fiscal quarter. The date on which the Closing actually occurs is referred to herein as, the “Closing Date.”

(b) At the Closing, the parties shall (i) deliver the agreements, instruments, certificates and other documents required to be delivered at or prior to the Closing pursuant to Article 5 and (ii) cause the Merger to be consummated by filing a certificate of merger, in customary form and substance reasonably acceptable to Parent and the Company (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by the parties and set forth in the Certificate of Merger being referred to herein as, the “Effective Time”).

1.3 Effects of the Merger. The effects of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Merger Sub and the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation and Bylaws of Surviving Corporation.

(a) Certificate of Incorporation. Unless otherwise determined by Parent prior to the Effective Time, but subject to Section 4.8, at the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety in the form of the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such certificate of incorporation.

(b) Bylaws. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, but subject to Section 4.8, at the Effective Time, the bylaws of the Company shall be amended and restated in their entirety in the form of the bylaws of Merger Sub in effect immediately prior to the Effective Time, and such amended and restated bylaws shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

1.5 Directors and Officers of Surviving Corporation.

(a) Directors. Unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successor are duly elected or appointed and qualified.

(b) Officers. Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time, each to hold office in accordance with the bylaws of the Surviving Corporation until their respective successors are duly appointed.

1.6 Effect of the Merger on the Capital Stock of the Constituent Corporations.

(a) Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(i) “Aggregate Common Stock Consideration” means an amount equal to (x) the Per Common Share Redemption Amount, multiplied by (y) the Aggregate Fully Diluted Common Stock.

(ii) “Aggregate Total Consideration” means (v) $41,000,000, plus (w) the Estimated Surplus, if any, less (x) the aggregate amount of Transaction Expenses set forth in the Statement of Transaction Expenses (as defined in Section 4.11(b)) and (z) the Estimated Shortfall, if any.

(iii) “Aggregate Option Exercise Price Amount” means the aggregate amount that would be paid to the Company in respect of all outstanding In-the-Money Company Stock Options (whether vested or unvested) immediately prior the Closing had each such In-the-Money Company Stock Option been exercised immediately prior to the Closing. For the avoidance of any doubt, any In-the-Money Company Stock Option that is cancelled or terminated immediately prior to or at the Effective Time and not otherwise entitled to any consideration shall not be counted in the determination of Aggregate Option Exercise Price Amount.

(iv) “Aggregate Fully Diluted Common Stock” means the sum of the aggregate number of shares of Company Common Stock, Series AA Preferred Stock, Series BB Preferred Stock, Series CC Preferred Stock and Series A-1 Preferred Stock that are outstanding (or deemed to be outstanding pursuant to this definition) as of immediately prior to the Effective Time, plus (solely for the purposes of this definition) all shares of Company Common Stock that are issuable upon the exercise in full of (x) all Company Warrants outstanding as of immediately prior the Effective Time, (y) all vested and unvested In-the-Money Company Stock Options (outstanding immediately prior to the Effective Time) held by Assumed Optionholders and (z) all vested In-the-Money Company Stock Options (outstanding immediately prior to the Effective Time) held by Persons other than the Assumed Optionholders. For the avoidance of any doubt, any In-the-Money Company Stock Option that is cancelled or terminated immediately prior to or at the Effective Time and not otherwise entitled to any consideration shall not be counted in the determination of Aggregate Fully Diluted Common Stock.

(v) “Aggregate Merger Consideration” means (v) $41,000,000, plus (w) the Estimated Surplus, if any, less (x) the Management Plan Amount, (y) the aggregate amount of Transaction Expenses set forth in the Statement of Transaction Expenses (as defined in Section 4.11(b)) and (z) the Estimated Shortfall, if any.

(vi) “Aggregate Preferred Stock Consideration” means an amount equal to the result of (A) multiplying (x) the respective Per Preferred Share Redemption Amount for each series of Company Preferred Stock by (y) the aggregate number of shares of such series of Company Preferred Stock outstanding as of immediately prior to the Effective Time and (B) then summing up the results each such multiplication.

(vii) “Aggregate Warrant Exercise Price Amount” means the aggregate amount that would be paid to the Company in respect of all outstanding Company Warrants had each such Company Warrant been exercised immediately prior to the Closing.

(viii) “Common Stock Cash Consideration” means an amount equal to the Aggregate Common Stock Consideration minus (y) the Company Stock Option Cash Consideration and (z) the Warrant Cash Consideration.

(ix) “Company Stock Option Cash Consideration” means the aggregate amount payable in cash by Parent pursuant to Section 1.6(d)(i) and Section 1.6(d)(iii).

(x) “Escrow Amount” means $4,100,000.

(xi) “Escrow Participants” means the Effective Time Company Stockholders, Electing Optionholders, the holders of Non-Assumed Options, the holders of Company Warrants and the Management Plan Participants.

(xii) “Estimated Shortfall” shall mean (x) the extent, if any, that the Net Working Capital Amount of the Company shown in the Estimated Closing Balance Sheet is less than $737,700 in absolute terms plus (y) any expenses or Liabilities incurred after June 30, 2014 that are inconsistent with the type, nature and amount of expenses and Liabilities incurred by the Company during June 2014 and reflected on the Estimated Closing Balance Sheet.

(xiii) “Estimated Surplus” shall mean the extent, if any, that the Net Working Capital Amount of the Company shown in the Estimated Closing Balance Sheet is more than $737,700 in absolute terms.

(xiv) “Indebtedness” shall mean, with respect to any Person: (a) all obligations of such Person for borrowed money, whether current or funded, secured or unsecured, (b) all obligations of such Person for the deferred purchase price of any property or services (other than trade accounts payable arising in the ordinary course of the business of such Person), (c) all obligations of such Person secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (d) all obligations under leases which shall have been or should be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee, (e) any obligation of such Person in respect of letters of credit or bankers’ acceptances, (f) any obligations secured by Liens on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (g) all obligations of a type referred to in clauses (a), (b), (c), (d), (e), or (f) above which is directly or indirectly guaranteed by such Person or which it has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss, (h) any refinancings of any of the foregoing obligations, (i) any penalties or fees accrued under any of the foregoing, including those resulting from the prepayment or repayment of any of the foregoing obligations, and (j) all accrued interest payable on any of the foregoing obligations.

(xv) “Management Plan Amount” shall mean $2,200,000.

(xvi) “Management Plan Payment” shall mean, with respect to each Management Plan Participant, the portion of the Management Plan Amount payable to such Person pursuant to the Management Plan in connection with the transactions contemplated hereby.

(xvii) “Net Working Capital Amount” shall mean: (x) the cash and cash equivalents determined in accordance with GAAP (applied on a basis consistent with the basis on which the Company Financial Statements were prepared and in accordance with the Company’s historic past practice), minus (y) the sum of (1) the amount that would be set forth on the “Total Current Liabilities” line item of a consolidated balance sheet of the Company as of the Effective Time (excluding all Transaction Expenses and deferred revenue), (2) Indebtedness, (3) Tax liabilities (other than deferred Tax liabilities) (each of the foregoing as determined in accordance with GAAP and (4) any cash or cash equivalents received by the Company in connection with (A) any Contract not disclosed on Schedule 2.19 or (B) any Contract that occurs or arises during the period from the date of this Agreement and continuing until the Effective Time (applied on a basis consistent with the basis on which the Company Financial Statements were prepared and in accordance with the Company’s historic past practice)).

(xviii) “Option Exchange Ratio” means the quotient obtained by dividing (x) the Per Common Share Redemption Amount by (y) the average of the closing prices of the Parent Common Stock as reported by the NASDAQ Global Select Market on the ten (10) trading days ending two (2) trading days prior to Closing.

(xix) “Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

(xx) “Per Common Share Redemption Amount” means, with respect to each share of Company Common Stock, and each share Company Preferred Stock participating with the Company Common Stock on an as-converted basis, an amount equal to quotient of (x) the sum of (A) the Aggregate Merger Consideration, plus (B) the Aggregate Option Exercise Price Amount, plus (C) the Aggregate Warrant Exercise Price Amount, minus (D) the Aggregate Preferred Stock Consideration, divided by (y) the Aggregate Fully Diluted Common Stock.

(xxi) “Per Preferred Share Redemption Amount” means $1.916 for each share of Series AA Preferred Stock, $0.052 for each share of Series BB Preferred Stock, $0.052 for each share of Series CC Preferred Stock and $0.095 for each share of Series A-1 Preferred Stock.

(xxii) “Warrant Cash Consideration” means the aggregate amount payable in cash by Parent pursuant to Section 1.6(e).

(b) Treatment of Company Capital Stock.

(i) Company Preferred Stock. On the terms and subject to the conditions of this Agreement, at the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of the Company Preferred Stock, each outstanding share of the Company Preferred Stock issued and outstanding at the Effective Time shall be cancelled and extinguished and, other than with respect to any Dissenting Shares (as defined in Section 1.6(f)), shall be converted automatically into the right to receive from Parent an amount of cash (without interest) equal to the sum of (A) the Per Preferred Share Redemption Amount for such series of the Company Preferred Stock plus (B) the Per Common Share Redemption Amount. For purposes of calculating the amount of Aggregate Company Preferred Stock Consideration payable to each Effective Time Company Preferred Stockholder pursuant to this Section 1.6(b)(i), all shares of the Company Preferred Stock that are held by each such Effective Time Company Preferred Stockholder shall be aggregated and the amount of Aggregated Company Preferred Stock Consideration payable to each such Effective Time Company Preferred Stockholder shall be rounded down to the nearest whole cent.

(ii) Company Common Stock. On the terms and subject to the conditions of this Agreement, at the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of the Company Common Stock each outstanding share of Company Common Stock issued and outstanding at the Effective Time shall be cancelled and extinguished and, other than with respect to any Dissenting Shares (as defined in Section 1.6(f)) and any shares to be canceled pursuant to Section 1.6(b)(iii), shall be converted automatically into the right to receive from Parent an amount of cash (without interest) equal to the Per Common Share Redemption Amount.

(iii) Shares Held By Company. On the terms and subject to the conditions of this Agreement, at the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of the Company Capital Stock, each share of Company Capital Stock that is owned by the Company immediately prior to the Effective Time shall be automatically canceled and extinguished without any conversion thereof or payment of any consideration to the holder thereof in exchange therefor.

(c) Treatment of Merger Sub Capital Stock. At the Effective Time, each share of common stock, $0.00001 par value per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall thereafter evidence ownership of such shares of capital stock of the Surviving Corporation.

(d) Treatment of Company Stock Options.

(i) At the Effective Time, each then outstanding option to acquire shares of Company Common Stock issued pursuant to the Company Stock Option Plan (the “Company Stock Options”) (whether vested or unvested) that (A) has an exercise price per share less than the Per Common Share Redemption Amount (the “In-the-Money Company Stock Options”) and (B) is held by a Person who is a Continuing Employee (each such Person to be referred to herein as, an “Assumed Optionholder”), will cease to represent a right to acquire Company Common Stock and will be converted automatically, without any required action on the part of the holder thereof, into an option to acquire such number of shares of Parent Common Stock as set forth in Section 1.6(d)(ii); provided, however, that any Assumed Optionholder holding vested and exercisable In-the-Money Company Stock Options may elect in a written notice provided to the Company and Parent no later than two (2) Business Day prior to the Closing Date (each such electing Assumed Optionholder to be referred herein as, an “Electing Optionholder”), that each vested In-the-Money Company Stock Option of such Electing Optionholder be cancelled and extinguished at the Effective Time in exchange for the right to receive from Parent an amount in cash (without interest) equal to the product of (x) the number of shares of In-the-Money Company Common Stock that were issuable upon exercise of such vested In-the-Money Company Stock Option immediately prior to the Effective Time and (y) the excess, if any, of (A) the Per Common Share Redemption Amount over (B) the per share exercise price of such vested In-the-Money Company Stock Option. No Assumed Optionholder may elect to receive cash for any unvested Company Stock Options. Notwithstanding any of the foregoing, no Electing Optionholder shall receive any cash payment pursuant to this Section 1.6(d)(i) with respect to any vested In-the-Money Company Stock Option at the Effective Time unless and until such Electing Optionholder has executed and delivered to the Company and Parent an Optionholder Acknowledgement, Waiver and Release in the form attached hereto as Exhibit F (the “Optionholder Acknowledgement, Waiver and Release”) no later than two (2) Business Days prior to the Closing Date. The vested and unvested In-the-Money Company Stock Options of the Assumed Optionholders (excluding any vested Company Stock Options of the Electing Optionholders) shall be referred to herein, as the “Assumed Options.”

(ii) At the Effective Time, Parent shall assume each Assumed Option as to which an election has not been made pursuant to Section 1.6(d)(i) hereof and the terms of the Company Stock Option Plan and the agreement evidencing the grant thereunder of such Assumed Option. Each Assumed Option shall continue to have, and be subject to, the same terms and conditions set forth in the Company Stock Option Plan and the agreement evidencing the grant thereof immediately prior to the Effective Time, including provisions with respect to vesting, except that:

(1) such Assumed Option will be exercisable for such number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole share of Parent Common Stock) obtained by multiplying (x) the number of shares of Company Common Stock that were issuable upon exercise of such Assumed Option immediately prior to the Effective Time by (y) the Option Exchange Ratio; and

(2) the per share exercise price of each such Assumed Option shall be adjusted by dividing (x) the per share exercise price of each such Company Stock Option by (y) the Option Exchange Ratio, and rounding up to the nearest whole cent.

It is the intention of the parties that the Assumed Option qualify to the maximum extent permissible following the Effective Time as incentive stock options, as defined in Section 422 of the Internal Revenue Code, to the extent the Assumed Options qualified as incentive stock options prior to the Effective Time.

(iii) At the Effective Time, each outstanding In-the-Money Company Stock Option that is held by a Person that is not an Assumed Optionholder (the “Non-Assumed Options”) will not be assumed by Parent, and each vested Non-Assumed Option will, automatically and without any required action on the part of the holder thereof, be cancelled and extinguished at the Effective Time in exchange for the right to receive from Parent an amount in cash (without interest) equal to the product of (x) number of shares of Company Common Stock that were issuable upon exercise of such vested Non-Assumed Options immediately prior to the Effective Time and (y) the excess, if any, of (A) the Per Common Share Redemption Amount over (B) the per share exercise price of each such vested Non-Assumed Option, less applicable tax withholdings. Notwithstanding any of the foregoing, no holder of vested Non-Assumed Options shall receive any cash payment pursuant to this Section 1.6(d)(iii) with respect to any vested Non-Assumed Option at the Effective Time unless and until such holder has executed and delivered to Parent an Optionholder Acknowledgement, Waiver and Release. Furthermore, it is hereby acknowledged and agreed by Parent, Merger Sub and the Company that the In-the-Money Company Stock Options held by the individuals listed on Schedule 1.6(d)(iii) hereto will automatically accelerate such that the Company Stock Options of the individuals listed on Schedule 1.6(d)(iii) will be fully vested pursuant to the terms of the applicable agreements governing such Company Stock Options at the Effective Time.

(iv) The Company will take all actions reasonably necessary in order to effectuate the provisions of this Section 1.6(d), including, to the extent necessary, amending the terms of the Company Stock Option Plan and obtaining any required consents and Board of Directors or committee approvals.

(v) Parent shall assume and will be able to grant equity-based awards, to the extent permissible by applicable Law and listing rules of the Nasdaq Stock Market, under the terms of the Company Stock Option Plan or the terms of another plan adopted by Parent to issue the reserved but unissued shares of Company Common Stock under the Company Stock Option Plan, except that (i) Company shares covered by such awards will be shares of Parent Common Stock and (ii) all references to a number of Company shares will be (A) changed to reference Parent Common Stock and (B) converted to a number of shares of Parent Common Stock equal to the product of the number of Company shares multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock.

(vi) Notwithstanding any to the contrary herein, at the Effective Time, without any action on the part of Parent, Merger Sub, the Company or any other Person, all Company Stock Options (whether vested or unvested) outstanding immediately prior to the Effective Time that are not In-the-Money-Company Stock Options shall be automatically canceled and extinguished without any conversion thereof or payment of any consideration to the holder thereof.

(e) Treatment of Company Warrants. At the Effective Time, each then outstanding warrant to acquire shares of Series A-1 Preferred Stock (the “Company Warrants”) will cease to represent a right to acquire shares of Series A-1 Preferred Stock and will, be cancelled and extinguished at the Effective Time in exchange for the right to receive from Parent an amount in cash (without interest) equal to the product of (x) the number of shares Series A-1 Preferred Stock that were issuable upon exercise of such Company Warrants immediately prior to the Effective Time and (y) the excess of (A) the sum of (1) the Per Preferred Share Redemption Amount for the Series A-1 Preferred Stock (i.e., $0.095), plus (2) the Per Common Share Redemption Amount, over (B) the per share exercise price of such Company Warrant. Notwithstanding any of the foregoing, no holder of Company Warrants shall receive any cash payment pursuant to this Section 1.6(e)(i) with respect to any Company Warrants unless and until such holder of Company Warrant has executed and delivered to the Company and Parent an Warrantholder Acknowledgement, Waiver and Release in the form attached hereto as Exhibit G (the “Warrantholder Acknowledgement, Waiver and Release”) no later than two (2) Business Days prior to the Closing Date.

(f) Treatment of Company Restricted Stock Units. At the Effective Time, each then outstanding restricted stock unit covering shares of Company Common Stock issued pursuant to the Company Stock Option Plan (the “Company RSUs”) (whether vested or unvested) that is held by a Person who is a Continuing Employee (each such Person to be referred to herein as, an “Assumed RSU Holder”), will cease to represent a right to acquire Company Common Stock and will be converted automatically, without any required action on the part of the holder thereof, into restricted stock units covering such number of shares of Parent Common Stock. The Company RSUs of the Assumed RSU Holders shall be referred to herein, as the “Assumed RSUs.” Each Assumed RSU shall continue to have, and be subject to, the same terms and conditions set forth in the Company Stock Option Plan and the agreement evidencing the grant thereof immediately prior to the Effective Time, including provisions with respect to vesting.

(g) Management Plan. At the Effective Time, unless otherwise agreed to by Parent, the Company and an affected Management Plan Participant, and subject to the execution of a Management Plan Participant Joinder by such Management Plan Participant, such Management Plan Participant shall have the right to receive the Management Plan Payment payable pursuant to the Management Plan, less any amounts owed by the Management Plan Participant to the Company pursuant to any promissory notes or otherwise, and subject to the terms and conditions of this Agreement.

(h) Withholding Taxes. The Company, Parent, the Surviving Corporation, the Paying Agent and the Escrow Agent, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any Legal Requirement, and to request and be provided any necessary Tax forms, including IRS Form W-9 or the appropriate version of Form W-8, as applicable, or any similar information. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that such amounts are not so deducted and withheld, such Person shall indemnify Parent, its Affiliates (including the Surviving Corporation), the Paying Agent and the Escrow Agent for any Taxes imposed by a Governmental or Regulatory Authority, together with any related Losses. Parent shall be entitled to make a claim for such indemnification either directly against such Person, or against the Escrow Fund in accordance with the terms of this Agreement.

(i) Appraisal Rights. Notwithstanding anything to the contrary in this Agreement, any shares of Company Capital Stock that are held by an Effective Time Company Stockholder who has not consented in the Stockholder Written Consent to the approval and adoption of the Agreement, and has demanded and perfected appraisal or dissenters’ rights for such shares in accordance with applicable Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters’ rights

(“Dissenting Shares”) shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock contemplated by this Section 1.6 and in lieu thereof, any such Effective Time Company Stockholder shall only be entitled to such rights as are granted by applicable Law. Notwithstanding the foregoing, if any Effective Time Company Stockholder who has demanded appraisal of shares of Company Capital Stock under applicable Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to such appraisal, then, as of the later of (i) the Effective Time or (ii) the occurrence of such event, such Effective Time Company Stockholder’s shares of Company Capital Stock shall automatically be converted into and represent only the right to receive the applicable consideration for Company Capital Stock contemplated by this Section 1.6, without interest thereon, upon surrender to Parent of the certificate or certificates representing such shares in accordance with Section 1.7. The Company shall give Parent (i) prompt notice of its receipt of any written demands for appraisal of any shares of Company Capital Stock, withdrawals of such demands and any other instruments relating to the Merger served pursuant to applicable Law and received by the Company relating to appraisal or dissenters rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal or dissenters’ rights under applicable Law. The Company shall not, except with the prior written consent of Parent or as may be required under applicable Law, voluntarily make any payment with respect to any demands for appraisal of Company Capital Stock or offer to settle or settle any such demands.

1.7 Payment Procedures.

(a) Reservation and Deposit of Cash.

(i) On the Closing Date, Parent shall deposit (A) with the Paying Agent the Aggregate Preferred Stock Consideration, the Warrant Cash Consideration and the Common Stock Cash Consideration and (B) with the Company the Management Plan Amount, and the Company Stock Option Cash Consideration payable pursuant to Section 1.6 (the “Aggregate Cash Consideration”), less an amount of cash equal to the sum of the Escrow Amount and the Expense Fund. A portion of the Aggregate Cash Consideration payable to each Escrow Participant equal to the sum of (1) the product obtained by multiplying (w) the Escrow Amount, by (x) the applicable “Escrow Pro Rata Share,” which shall equal the quotient of the (a) the portion of the Aggregate Cash Consideration payable to a given Escrow Participant divided by (b) the Aggregate Cash Consideration (each such amount, such Escrow Participant’s “Escrow Pro Rata Share”), and (2) the product obtained by multiplying (y) the amount of the Expense Fund, by (z) such Escrow Participant’s Escrow Pro Rata Share, shall be withheld from each Escrow Participant.

(ii) On the Closing Date, Parent shall deposit with the Escrow Agent an amount of cash equal to the Escrow Amount, such cash to be held and disbursed by the Escrow Agent on the terms and subject to the conditions set forth in the Escrow Agreement. The applicable Escrow Pro Rata Share of the Escrow Amount relative to that portion of the Aggregate Total Consideration that each such Escrow Participant would otherwise be entitled to receive pursuant to Section 1.6 (without giving effect to any Dissenting Shares) immediately prior to the Effective Time as set forth opposite the name of such Escrow Participant on the Closing Schedule shall be deemed to have been contributed by Parent in respect of each Escrow Participant.

(iii) On the Closing Date, Parent shall pay to the Stockholders’ Agent US$100,000 (the “Expense Fund”), which will be used by the Stockholders’ Agent for the purposes of paying directly, or reimbursing the Stockholders’ Agent for, any third party expenses pursuant to this Agreement and the Escrow Agreement. The Escrow Participants will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Stockholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Agent will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholders’

Agent will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. Contemporaneous with or as soon as practicable following the release in full of the Escrow Fund, the Stockholders’ Agent will deliver the balance of the Expense Fund to the Escrow Agent for further distribution to the Escrow Participants in accordance with their respective Escrow Pro Share of the remaining amounts. The applicable Escrow Pro Rata Share of the Expense Fund relative to that portion of the Aggregate Cash Consideration that each such Escrow Participant would otherwise be entitled to receive pursuant to Section 1.6 (without giving effect to any Dissenting Shares) immediately prior to the Effective Time as set forth opposite the name of such Escrow Participant on the Closing Schedule shall be deemed to have been contributed by Parent in respect of each Escrow Participant. For the avoidance of any doubt, Parent’s sole and exclusive obligation with respect to this Section 1.7(a)(iii) shall be payment of the Expense Fund to the Stockholders’ Agent as set forth in this Section 1.7(a)(iii). Furthermore, the amounts set forth in this Section 1.7(a) shall be the only amounts Parent shall be required to deliver to any Party in connection with this Agreement or any other agreement or transaction contemplated herein.

(b) Surrender of Company Stock Certificates; Exercise of Vested Company Stock Options.

(i) Prior to the Closing, the Company or the Paying Agent shall deliver (x) to each Effective Time Company Stockholder a letter of transmittal (a “Letter of Transmittal”) and instructions for use of such letter of transmittal in effecting the surrender of certificates that immediately prior to the Effective Time evidenced one or more shares of Company Capital Stock (each, a “Company Stock Certificate”), (y) to each Optionholder, a form of Optionholder Acknowledgment and Waiver and instructions, as applicable, for electing to receive payment with respect to any vested Company Stock Options pursuant to Section 1.6(d) and (z) to each Management Plan Participant a form of Management Plan Participant Joinder. Each of the foregoing documents shall be in such form and have such provisions as Parent and the Paying may reasonably specify.

(ii) As soon as reasonably practicable following the surrender of a Company Stock Certificate for cancellation to the Paying Agent, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the Paying Agent shall pay the holder of such Company Stock Certificate exchange therefor the cash amount (without interest) to which such holder is entitled pursuant to Section 1.6(b) in respect of the shares of Company Capital Stock evidenced by such Company Stock Certificate (less such holder’s Escrow Pro Rata Share of the Escrow Amount and the Expense Fund, as detailed on the Closing Schedule).

(iii) As soon as reasonably practicable following the receipt of a validly executed Warrantholder Acknowledgement, Waiver and Release from a holder of Company Warrants as required by Section 1.6(e), the Paying Agent shall pay the cash amount (without interest) to which such holder is entitled in respect to such holder’s Company Warrants pursuant to Section 1.6(e) ((less such holder’s Escrow Pro Rata Share of the Escrow Amount and the Expense Fund, as detailed on the Closing Schedule).

(iv) As soon as reasonably practicable following the receipt of a validly executed Optionholder Acknowledgement, Waiver and Release from a holder of In-the-Money Company Stock Options as required by Section 1.6(d) and, in the case of an Electing Optionholder, to the extent that such Electing Optionholder has provided timely (A) written notice and (B) Acknowledgement, Waiver and Release to the Company and Parent as required by Section 1.6(d), the Company shall (through its payroll system) pay the cash amount (without interest) to which such holder is entitled in respect to such holder’s vested In-the-Money Company Stock Options pursuant to Section 1.6(d) ((less such holder’s Escrow Pro Rata Share of the Escrow Amount and the Expense Fund, as detailed on the Closing Schedule).

(v) As soon as reasonably practicable following the receipt of a validly executed Management Plan Participant Joinder from a Management Plan Participant as required by Section 1.6(g), the Company shall (through its payroll system) pay the cash amount (without interest) to which such Management Plan Participant is entitled pursuant to Section 1.6(g) (less such Management Plan Participant’s Escrow Pro Rata Share of the Escrow Amount and the Expense Fund, as detailed on the Closing Schedule).

(vi) Until surrendered in accordance with Section 1.7(b)(ii), all Company Stock Certificates shall be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive in exchange therefor the cash amount (without interest) payable in respect of the shares of Company Capital Stock evidenced thereby pursuant to Section 1.6 (less the amount of cash to be deposited in the Escrow Fund on such holder’s behalf pursuant to Section 1.7(a), as set forth on the Closing Schedule). No portion of the Aggregate Merger Consideration will be paid to the holder of any unsurrendered Company Stock Certificate with respect to shares of Company Capital Stock formerly evidenced thereby unless and until the holder of record of such Company Stock Certificate shall surrender to Parent such Company Stock Certificate and the Letter of Transmittal pursuant hereto.

(c) Transfers of Ownership. If any cash amounts are to be disbursed pursuant to Section 1.6 hereof to any Person other than the Person whose name is reflected on the Company Stock Certificate surrendered in exchange therefor, it will be a condition of the issuance or delivery thereof that the Company Stock Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other similar Taxes required by payment of any portion of the Aggregate Merger Consideration in any name other than that of the registered holder of such Company Stock Certificate, or established to the satisfaction of Parent or any agent designated by it that such transfer or other Taxes have been paid or are not otherwise payable.

(d) No Liability. Notwithstanding anything to the contrary in this Agreement, none of the Paying Agent, Parent, the Surviving Corporation nor any other party hereto shall be liable to a holder of shares of Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Unclaimed Cash. Any portion of funds held by the Paying Agent which have not been delivered to any holders of Company Stock Certificates pursuant to this Section 1.7 within three (3) months after the Effective Time shall promptly be paid to Parent, and thereafter each holder of a Company Stock Certificate who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.7 shall look only to the Surviving Corporation (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable pursuant to this Section 1.7. Notwithstanding anything to the contrary contained herein, if any Company Stock Certificate has not been surrendered prior to the date on which the merger consideration contemplated by Section 1.6(b) in respect of such Company Stock Certificate would otherwise escheat to or become the property of any governmental body, any amounts payable in respect of such Company Stock Certificate shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

1.8 No Further Ownership Rights in Company Capital Stock. The cash amounts paid and to be paid in respect of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to be paid in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Company Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 1.

1.9 Lost, Stolen or Destroyed Certificates. In the event any Company Stock Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such amount, if any, as may be required pursuant to Section 1.6 hereof; provided, however, that Parent or the Paying Agent may, in its discretion and as a condition precedent to the issuance thereof, require the record holder of such Company Stock Certificate to deliver a bond in such sum or execute an indemnification agreement as Parent or the Paying Agent may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation, the Paying Agent and/or any of their respective representatives or agents with respect to such Company Certificate.

1.10 Estimated Closing Balance Sheet.

(a) The Company shall prepare, and deliver to Parent at least two (2) Business Days prior to the Closing Date, an unaudited consolidated balance sheet of the Company as of June 30, 2014 (the “Estimated Closing Balance Sheet”), in form and substance reasonably acceptable to Parent, prepared in accordance with GAAP on a basis consistent with the basis on which the Company Financial Statements were prepared, together with documentation, reasonably satisfactory to Parent, in support of the amounts set forth in the Estimated Closing Balance Sheet, including a calculation of the Net Working Capital Amount of the Company as of the Effective Time. The Chief Financial Officer of the Company shall certify that the Estimate Closing Balance Sheet is true and accurate in all material respects. The Company hereby acknowledges that such Net Working Capital Amount of the Company shall be used to, among other things, determine if there is an Estimated Surplus or Estimated Shortfall that would result in an adjustment to the Aggregate Total Consideration as set forth in the definition of Aggregate Total Consideration in Section 1.6(a)(ii) above.

(b) On or before the 60th day following the Closing Date, Parent shall prepare and deliver to the Stockholders’ Agent a statement (“Post-Closing Statement”) setting forth (i) a balance sheet of the Company as of the close of business on the Closing Date, reflecting thereon Parent’s calculation of the same balance sheet items of the Company as included on the Estimated Closing Balance Sheet but adjusted to take into account the final balances as of the close of business on the Closing Date (the “Closing Balance Sheet”); and (ii) the Net Working Capital Amount of the Company based on the Closing Balance Sheet. To the extent that the amount, if any, by which the Net Working Capital Amount set forth in the Estimated Closing Balance Sheet is less than the Net Working Capital Amount set forth on the Closing Statement (the “Closing Net Working Capital”) (the “Final Shortfall”), (in absolute terms), then Parent shall, within three (3) Business Days following the final determination of the Closing Net Working Capital in accordance with this Section 1.10(b), be entitled to recover the Final Shortfall in accordance with Section 6.2. As soon as reasonably practicable but not later than the 90th day following the Stockholders’ Agent’s receipt of the Post-Closing Statement, the Stockholders’ Agent shall deliver to Parent a written report containing any changes that the Stockholders’ Agent proposes be made to such statement (a “Dispute Notice”), which Dispute Notice shall provide reasonable detail of the nature of each disputed item on the Closing Balance Sheet, including all supporting documentation thereto, and the Stockholders’ Agent shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet delivered pursuant to this Section 1.10(b). Unless the Stockholders’ Agent timely delivers the Dispute Notice, such Closing Balance Sheet shall be deemed the “Final Closing Balance Sheet,” shall be binding upon the Company Stockholders and Parent and shall not be subject to dispute or review. Parent (x) shall reasonably cooperate and assist, and shall use its commercially reasonable efforts to cause its Representatives to assist, the Stockholders’ Agent and its Representatives in the review of the Post-Closing Statement, as and to the extent reasonably requested and (y) shall provide the

Stockholders’ Agent and its Representatives with any information reasonably requested by them in connection with the Stockholders’ Agent’s review of, or any dispute in connection with, the Post-Closing Statement. The Stockholders’ Agent shall provide Parent with access to such books, records, information and personnel as are reasonably requested by Parent in connection with Parent’s preparation of, or any dispute in connection with, the Post-Closing Statement. Parent and the Stockholders’ Agent shall undertake to agree on the final statement of the adjusted Merger Shares no later than sixty (60) days after Parent’s receipt of the Dispute Notice. In the event that Parent and the Stockholders’ Agent cannot reach agreement within such period of time, either such party may refer the remaining matters in dispute for review and final determination to PricewaterhouseCoopers LLP (or if such firm shall decline or is unable to act, to another internationally recognized independent accounting firm mutually acceptable to Parent and the Stockholders’ Agent, the “Accountants”). Once appointed, the Accountants shall have no ex parte communications with any of the parties hereto concerning the determination required hereunder. All communications between any party, or its Affiliates, and the Accountants shall be conducted in writing, with copies sent simultaneously to the other parties in the same manner, or at a meeting to which the representatives of the parties have been invited with at least five (5) days prior written notice. Within ten (10) days of appointment of the Accountants, Parent shall present the Accountants with its statement of proposed changes, and the Stockholders’ Agent shall present the Accountants with its response within ten (10) days after receipt of the Parent’s statement of proposed changes, in each case together with all other supporting information that such party desires, with a copy to the other party. The Accountants’ determination shall be made within thirty (30) days after the deadline for the Stockholders’ Agent’s submissions and shall be final and binding on the parties, without right of appeal. The Accountants shall limit their review to (1) whether the Closing Net Working Capital has been calculated in accordance with GAAP and (2) whether there are any mathematical errors in the computations. The Accountants shall act as experts for the limited purpose of determining the specific disputed matters submitted by the Parent and Stockholders’ Agent in accordance with this Section 1.10(b), shall not act as an arbitrator, and may not award damages or penalties to either party with respect to any matter. Each of Parent and the Stockholders’ Agent (on behalf of the Company Stockholders) shall bear its own legal fees and other costs of presenting its case. The fees and expenses of the Accountants in connection with the resolution of disputes pursuant to this Section 1.10(b) shall be paid by the Company Stockholders and Parent in proportion to the aggregate differences between their respective calculations of the disputed items of the Closing Net Working Capital as set forth in the Post-Closing Statement and the Dispute Notice, as applicable, and the amount of such items as finally determined by the Accountants. Each of Parent and the Stockholders’ Agent agrees to execute, if requested by the Accountants, a reasonable engagement letter, including customary indemnities in favor of the Accountants.

1.11 Further Assurances. If, at any time after the Effective Time, any such further action on the part of Parent, the Company or the Surviving Corporation is necessary or desirable to carry out the purposes of this Agreement or to vest in the Surviving Corporation full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, or to effect the assignment to the Surviving Corporation of any and all Intellectual Property or Intellectual Property Rights created by a founder, employee or consultant of the Company, or to complete and prosecute all domestic and foreign patent or other similar filings related to Company Intellectual Property, the directors and officers of the Surviving Corporation are fully authorized to take, and will take, all such lawful and necessary action.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub, subject only to such exceptions as are specifically disclosed with respect to specific sections of this Article 2 in the disclosure schedule and schedule of exceptions (or in any other section of the disclosure schedule and schedule of exceptions to the extent that it is readily apparent on the face of such disclosure that it applies to another section of this Article 2), delivered herewith and dated as of the date hereof (the “Company Disclosure Schedule”), as follows:

2.1 Organization, Good Standing and Qualification; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full corporate power and authority to conduct its business as presently conducted and to own, use, license and lease its Assets and Properties. The Company is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use, licensing or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except where the failure to be so licensed or qualified would not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Section 2.1 of the Company Disclosure Schedule sets forth (i) each jurisdiction where the Company is so qualified, licensed or admitted to do business and (ii) each other state or country in which the Company conducts business or has employees or engages independent contractors. The Company has no Subsidiaries, and the Company does directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person. The Company has delivered or made available a true and correct copy of the certificate of incorporation and bylaws or other charter documents, as applicable, of the Company (collectively, the “Company Corporate Governance Documents”), each as amended to date, to Parent, and the Company is not in violation of any of the provisions of its Company Corporate Governance Documents. The Company does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

2.2 Authority.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and each of the Transaction Agreements to which it is party and, subject to receiving the requisite approval and adoption of this Agreement from the holders of Company Capital Stock in accordance with the DGCL and the Company Corporate Governance Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b) The execution and delivery by the Company of this Agreement and each of the Transaction Agreements to which it is party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action by the Board of Directors and stockholders of the Company, and no other action on the part of the Board of Directors or stockholders of the Company is required to authorize the execution and delivery by the Company of this Agreement and each of the Transaction Agreements to which it is party or the performance by the Company of its obligations hereunder or thereunder and the consummation by the Company of the transactions contemplated hereby and thereby.

(c) As of the date hereof, the Board of Directors of the Company has unanimously (i) approved and deemed advisable this Agreement, each of the Transaction Agreements to which the Company is party, the Merger and the other transactions contemplated hereby and thereby, (ii) determined that this Agreement, each of the Transaction Agreements to which the Company is party, the Merger and the other transactions contemplated hereby and thereby are in the best interests of the Company and the stockholders of the Company and are on terms that are fair to such stockholders and (iii) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Merger and the other transactions contemplated hereby and thereby for all purposes under the DGCL, the Company Corporate Governance Documents and any Contracts between or among the Company and any Company Stockholders (the “Company Board Recommendation”). The Company and its Board of Directors and stockholders have taken all actions necessary such that the restrictive provisions of any Takeover Statute and any anti-takeover provision in the Company Corporate Governance Documents will not be applicable to any of the Company, Parent or the Surviving Corporation, as a result of the execution and delivery of this Agreement, any of the Transaction Agreements to which the Company is party, the performance of the transactions contemplated hereby and thereby or the consummation of the Merger and the other transactions contemplated hereby or thereby.

(d) The affirmative vote or consent of (i) the holders of a majority of the outstanding shares of Company Preferred Stock (voting as a separate class) and (ii) the holders of a majority of the outstanding shares of Company Capital Stock (voting together as a single voting class on an as-converted to Company Common Stock basis) are the only votes of the holders of the Company Capital Stock that are necessary to approve this Agreement, the Merger and the other transactions contemplated hereby and thereby under applicable Law, the Company Corporate Governance Documents and any Contract between or among the Company and any Company Stockholders (collectively, the “Requisite Stockholder Approval”). Within twenty-four (24) hours of the execution and delivery of this Agreement, the Company shall deliver to Parent and Merger Sub a copy of the Stockholder Written Consent, executed by Effective Time Company Stockholders sufficient for the Requisite Stockholder Approval.

(e) This Agreement and each of the Transaction Agreements to which it is party have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by Parent, Merger Sub and all other parties hereto and thereto, this Agreement and each of the Transaction Agreements to which it is party constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

2.3 Non-Contravention. The execution and delivery by the Company of this Agreement and each of the Transaction Agreements to which it is party, the performance by the Company of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby do not (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of Company Corporate Governance Documents, (b) subject to obtaining the Company Necessary Approvals, conflict with or result in a violation or breach of any Law or Order applicable to the Company or any of their respective Assets and Properties or (c) except as provided in Section 2.3(c) of the Company Disclosure Schedule, (i) conflict with or result in a violation or breach of, (ii) constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, (iii) require the Company to obtain any Approval of or give any notice to any Person, under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional right or entitlement to any increased, additional, accelerated or guaranteed payment or performance under, including without limitation the delivery or release of any material or the granting of any rights or licenses, (vi) result in the creation or imposition of (or the obligation to create or impose) any Lien upon the Company or any of their respective Assets and Properties under or (vii) result in the loss of any material benefit under any of the terms, conditions or provisions of any Company Material Contract to which the Company is entitled immediately prior to the Effective Time.

2.4 Necessary Approvals.

(a) No Approvals are required to be given to, or obtained by, the Company from any Governmental or Regulatory Authorities in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and any of the Transaction Agreements to which the Company is a party, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the terms hereof and (ii) such Approvals as may be required under applicable federal, state or foreign securities Laws. Without limiting the generality of the foregoing, the Merger and the other transactions contemplated hereby do not require the filing of Notification and Report Forms with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice required by the HSR Act.

(b) Other than any Approvals set forth in Section 2.4 of the Company Disclosure Schedule, no Approvals are required to be given to, or obtained by, the Company from any Person other than Governmental or Regulatory Authorities in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and any of the Transaction Agreements to which the Company is a party, including any such Approvals that may be required to be given or obtained under the terms of any Company Material Contracts in order to prevent any violation of or default thereunder in connection with the consummation of the Merger and the other transactions contemplated hereby (collectively, the Approvals set forth in Section 2.4 of the Company Disclosure Schedule, the “Company Necessary Approvals”).

2.5 Company Capitalization.

(a) The authorized capital stock of the Company consists only of (i) 200,000,000 shares of Common Stock, par value $0.0001 per share (the “Company Common Stock”), of which 1,494,984 shares of Company Common Stock are issued and outstanding and (ii) 150,082,159 shares of Preferred Stock, par value $0.0001 per share (the “Company Preferred Stock”), of which (a) 1,546,112 shares are designated Series AA Preferred Stock (the “Series AA Preferred Stock”) of which 1,546,112 shares of Series AA Preferred Stock are issued and outstanding, (b) 43,853,555 shares are designated Series BB Preferred Stock (the “Series BB Preferred Stock”) of which 43,853,555 shares of Series BB Preferred Stock are issued and outstanding, (c) 19,782,392 shares are designated Series CC Preferred Stock (the “Series CC Preferred Stock”) of which 19,782,392 shares of Series CC Preferred Stock are issued and outstanding and (d) 85,000,000 shares are designated Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”) of which 76,339,392 shares of Series A-1 Preferred Stock are issued and outstanding. The Company has reserved 25,000,000 shares of Company Common Stock for issuance under the Company Stock Option Plan, 22,482,412 shares of which have been granted as Company Stock Options, and 2,517,588 shares of which remain available for issuance under the Company Stock Option Plan. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock are validly issued, fully paid and nonassessable, and have been issued in compliance with all applicable federal, state and foreign securities Laws. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock. Except for shares of Company Common Stock reserved for issuance under the Company Stock Option Plan, no shares of Company Capital Stock are held in treasury or are authorized or reserved for issuance.

(b) The capitalization of the Company is as set forth on Section 2.5(b) of the Company Disclosure Schedule, which lists the name of each holder of Company Capital Stock and the numbers of shares of Company Capital Stock held by each holder, as well as the total number of shares of Company Capital Stock outstanding. The holders of Company Capital Stock indicated on Section 2.5(b) of the Company Disclosure Schedule are the beneficial and record owners of all of the Company Capital Stock, free and clear of all Liens (other than restrictions on transfer under applicable state and federal securities Laws or under any of the Company Shareholder Agreements). As of the Closing, no other Person not disclosed on Section 2.5(b) of the Company Disclosure Schedule will have the right to receive any portion of the Aggregate Merger Consideration.

(c) The Company has no Company Restricted Stock.

(d) Other than Company Stock Options and Company Warrants, there are no outstanding subscriptions, warrants, options, call, commitments, agreements or other rights, written or oral, to acquire shares of Company Capital Stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company. Section 2.5(d) of the Company Disclosure Schedule sets forth a list of all outstanding Company Stock Options, Company Warrants and all Contracts to which the Company is a party to issue any Option with respect to any security of or interest in the Company. With respect to each Company Stock Option, Company Warrant and each Contract to which the Company is a party to issue any Option or any other equity security with respect to the Company, Section 2.5(d) of the Company Disclosure Schedule sets forth the holder thereof, the date of grant, the vesting commencement date, the type and number of securities issuable thereunder, and, if applicable, the exercise price therefor, the exercise period, the vesting schedule thereof (including a description of the circumstances under which such vesting schedule can or will be accelerated and, with respect to the Company Stock Options, whether such option is subject to Section 409A and whether such option qualifies as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code). All of the Company Stock Options and Company Warrants were granted in compliance with all applicable federal, state and foreign securities Laws. The terms of the Company Stock Option Plan and the applicable stock option agreements related to the outstanding Company Stock Options permit (i) the assumption and issuance upon exercise of Parent Common Stock as provided in this Agreement and (ii) the cancellation and cashout of Company Stock Options at the Effective Time as provided in this Agreement, in each case without the consent or approval of the holders of such Company Stock Options or the parties to such stock option agreements, Company Stockholders or any other Person and, except with respect to those Company Stock Options held by the individuals listed in Schedule 1.6(d)(iii), without any acceleration of the exercise schedule or vesting provisions in effect for those Company Stock Options. True and complete copies of all agreements and instruments relating to or issued under the Company Stock Option Plan have been provided to Parent and such agreements and instruments have not been amended, modified or supplemented, and there is no Contract to amend, modify or supplement such agreements or instruments in any case from the form provided to Parent.

(e) Other than the Company Shareholder Agreements, there are no (i) preemptive rights or Contracts to issue preemptive rights with respect to the issuance or sale of Company Capital Stock created by statute, the Corporation Governance Documents or any Contract or (ii) Contracts to which the Company is party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock or (iii) Contracts to which the Company is a party pursuant to which the Company has the right to elect to satisfy any Liability by issuing Company Common Stock or Equity Equivalents.

(f) Other than the Company Shareholder Agreements and the Company Corporate Governance Documents, the Company is not a party or subject to any Contract, and there are no Contracts between or among any Persons which affects, restricts or relates to voting, giving of any written consent, or dividend right with respect to or the transferability of any shares of Company Capital Stock, including any voting trust agreement or proxy.

(g) There are no outstanding debt securities of the Company, whether or not convertible into shares of Company Capital Stock.

2.6 Directors and Officers. The names of each director and officer of the Company on the date hereof and his or her position with the Company, as the case may be, are listed in Section 2.6 of the Company Disclosure Schedule.

2.7 Organizational Documents; Books and Records. The minute books and stock record books and other similar records of the Company have been provided to Parent or its counsel prior to the execution of this Agreement, and are complete and correct in all material respects. Such minute books contain a true and complete record of all actions taken at all meetings and by all written consents in lieu of meetings of the stockholders, directors, committees of the Board of Directors of the Company from the date of the Company’s incorporation through the date hereof. To the Company’s Knowledge, the Company is not in violation of any provision of its Company Corporate Governance Documents.

2.8 Company Financial Statements.

(a) Section 2.8(a) of the Company Disclosure Schedule sets forth (i) the Company’s unaudited financial statements (the balance sheet, profit and loss statement and statement of cash flows) for the fiscal year ended December 31, 2013, and (ii) the Company’s unaudited financial statements (the balance sheet, profit and loss statement and statement of cash flows) for the three-month period ended March 31, 2014 (the “Balance Sheet Date”) (the financial statements referenced in the foregoing clauses (i) and (ii) being referred to herein, collectively, as the “Company Financial Statements”). The unaudited balance sheet of the Company for the three-month period ended as of the Balance Sheet Date is referred to hereinafter as the “Company Balance Sheet”.

(b) The Company Financial Statements (i) were derived from the books and records of the Company, (ii) have been prepared in accordance with, and otherwise comply as to form with, GAAP applied on a consistent basis throughout the periods indicated (except that the Company Financial Statements do not contain footnotes and other presentation items that may be required by GAAP) and (iii) true and correct in all material respects and present fairly the financial condition of the Company as of the dates therein indicated and the results of operations, cash flows and stockholders’ equity of the Company for the periods therein specified. Since the Balance Sheet Date, there has been no change in any accounting policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise), of the Company. The Company has established and maintains, adheres to and enforces a system of internal accounting controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

(c) The accounts and notes receivable of the Company reflected on the consolidated balance sheet of the Company as of the Balance Sheet Date included in the Company Financial Statements, and all accounts and notes receivable arising subsequent to the Balance Sheet Date, (i) arose from bona fide sales transactions in the ordinary course of business, consistent with past practice, and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity, (iii) are not subject to any valid set-off or counterclaim and (iv) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement, subject to returns pursuant to warranties provided to the Company in conjunction with the licensing of software, the aggregate value of which returns attributable to products licensed prior to the Balance Sheet Date will not exceed the amount reserved therefor on the Company Balance Sheet.

(d) The Company has no Liabilities (whether or not required to be reflected in the Company Financial Statements in accordance with GAAP) other than (i) those set forth or adequately provided for in the Company Balance Sheet, (ii) those incurred by the Company since the Balance Sheet Date in the ordinary course of business consistent with past practice, which do not result from any breach of Contract, tort or violation of Law and (iii) those incurred by the Company in connection with the execution of this Agreement. Except for Liabilities reflected in the Company Balance Sheet, the Company has no “off balance sheet” Liability to, or any financial interest in, any third party or entities, the purpose of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt or other Liability expenses of the Company.

(e) Neither the Company nor, to the Company’s Knowledge, any current or former employee, consultant or director of the Company, has identified or been made aware of any fraud, whether or not material, that involves the Company’s management or other current or former employees, consultants directors of the Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. No attorney representing the Company, whether or not employed by the Company, has reported to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of their respective officers, directors, employees or agents.

(f) The Company has no Indebtedness.

(g) The audited financial statements of the Company delivered to Parent pursuant to Section 4.15 (i) will be derived from and accurately reflect the books and records of the Company, (ii) prepared in accordance with, and otherwise comply as to form with, GAAP applied on a consistent basis throughout the periods indicated and (iii) will be correct and complete in all material respects and represent fairly the financial condition of the Company at the dates therein indicated and the results of operations, cash flows and stockholders’ equity of the Company for the periods therein specified.

2.9 Absence of Changes. Except as set forth on Section 2.9 of the Company Disclosure Schedule, since the Balance Sheet Date through the date hereof, with respect to the Company:

(a) there has not been, occurred or arisen any transaction by the Company except in the ordinary course of its business and consistent with past practices;

(b) there has not been, occurred or arisen any Company Material Adverse Effect or any occurrences or events that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c) the Company has not entered into, approved or resolved to enter into any Contract in connection with any transaction involving a Business Combination;

(d) the Company has not terminated, extended, amended or modified the terms of any Company Material Contract;

(e) the Company has not entered into any Contract involving a strategic alliance, joint development or joint marketing arrangement;

(f) the Company has not entered into any transaction with any officer, director, stockholder, Affiliate or Associate of the Company other than the payment of salaries for employment and reimbursement of travel and other expenses, each in the ordinary course of business consistent with past practice;

(g) the Company has not (i) declared or set aside or paid any dividend on or made any other distribution (whether in cash, stock or property) in respect of any Company Capital Stock or Equity

Equivalent, (ii) effected or approved any split, combination or reclassification of any Company Capital Stock or Equity Equivalent, (iii) issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for any Company Capital Stock or Equity Equivalent or (iv) repurchased, redeemed or otherwise acquired, directly or indirectly, any Company Capital Stock or Equity Equivalent, except repurchases of Company Capital Stock pursuant to agreements with Company employees, officers, directors and consultants relating to repurchases at cost upon termination of service with the Company;

(h) the Company has not adopted, entered into, amended, modified or terminated (partially or completely) any Company Employee Plan;

(i) there has not been any amendment to the Company Corporate Governance Documents;

(j) the Company has not made or agreed to make any transfer, or grant any license out of the ordinary course, to any Person of any right to any Company Intellectual Property;

(k) the Company has taken all actions required to maintain, renew, or enforce any Company Registered Intellectual Property, including timely submission of required documents or fees during the prosecution of patent, trademark or other applications for Registered Intellectual Property rights;

(l) the Company has not made or agreed to make any disposition or sale of, waiver of any right to, license or lease of, or incurrence of any Lien on, any Asset and Property of the Company;

(m) the Company has not made or agreed to make any purchase of any Asset and Property of any Person, other than acquisitions of inventory or licenses of products in the ordinary course of business consistent with past practice;

(n) the Company has not made or agreed to make any capital expenditure or commitment for additions to property, plant or equipment of the Company constituting capital assets;

(o) the Company has not made or agreed to make payment, discharge or satisfaction, of any Liability (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business;

(p) the Company has not failed to pay or otherwise satisfy any Liability of the Company except (i) Liabilities that are not past due or (ii) Liabilities that are immaterial in amount, individually and in the aggregate, which are being contested in good faith by appropriate means or procedures;

(q) the Company has not incurred any Indebtedness or guaranteed any Indebtedness or issued or sold any debt securities of the Company or guaranteed any debt securities of any other Person;

(r) the Company has not granted or paid or made any commitment to pay any discretionary or stay bonus, severance or termination payment, any additional compensation or any other additional compensation to any current or former director, officer, employee or consultant of the Company;

(s) the Company has not made or changed any material Tax election, adopted or changed any Tax accounting method, entered into any closing agreement in respect of Taxes, settled or compromised any Tax claim or assessment, or consented to the extension or waiver of the limitations period applicable to any Tax claim or assessment;

(t) the Company has not made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise, respecting capitalization or expense of research and development expenditures, depreciation or amortization rates or timing of recognition of income and expense);

(u) there has not been any commencement, settlement, notice or, to the Knowledge of the Company, threat of any lawsuit or proceeding or other investigation against the Company, its Assets and Properties or its affairs, or any reasonable basis for any of the foregoing;

(v) the Company has not made any representation or proposal to, or engaged in any substantive discussion with, any holder (or any representative of any holder) of any Indebtedness, or to or with any Person which has issued a letter of credit which benefits the Company, other than in the ordinary course of business; and

(w) there has been no physical damage, destruction or other casualty loss (whether or not covered by insurance) affecting any of the real or personal property or equipment of the Company in an amount exceeding ten thousand dollars ($10,000).

2.10 Taxes.

(a) The Company has (i) prepared and timely filed (or caused to be prepared and timely filed) all required income and other material U.S. federal, state, county, local and non-U.S. Tax Returns relating to Taxes of the Company or its operations, and such Tax Returns are true and correct in all material respects and have been completed in accordance with applicable Law and (B) timely paid all Taxes it is required to pay (whether or not shown on a Tax Return). The Company has disclosed on its U.S. federal income Tax Returns all positions taken therein which could give rise to a substantial understatement within the meaning of Section 6662 of the Internal Revenue Code.

(b) The Company has (i) complied with all applicable Laws relating to the withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Internal Revenue Code or any corresponding or similar provision of state, local, county or non-U.S. Laws) and timely paid over to the proper Taxing Authority all amounts required to be so withheld and paid over under all applicable Laws, and (ii) timely filed (or will timely file) all withholding Tax Returns required to be filed.

(c) The Company has not received written notice from any Taxing Authority of any outstanding, assessed or proposed Tax deficiency against the Company, nor has the Company executed any waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax, which waiver or extension is still in effect, other than automatic extensions of Tax Returns for which approval of a Taxing Authority is not required.

(d) No audit or other examination of any Tax Return of the Company by a Taxing Authority has ever occurred or is presently in progress, nor has the Company been notified in writing of any request for such an audit or other examination. No claim has ever been made in writing that the Company is or may be subject to taxation in a jurisdiction where it does not file Tax Returns. No adjustment relating to any Tax Return filed by the Company has been proposed in writing by any Taxing Authority to the Company or any representative thereof. The Company is not a party to or bound by any closing or other agreement, private letter ruling or other ruling with any Taxing Authority.

(e) The Company has no Liabilities for unpaid Taxes as of the Balance Sheet Date which have not been accrued or reserved on the Company Balance Sheet, and the Company has not incurred any Liability for Taxes since the Balance Sheet Date other than in the ordinary course of business and consistent with past practice.

(f) The Company has made available to Parent copies of all income and other material Tax Returns for the Company filed for all periods after 2008 for which the statute of limitations has not expired, and any audit reports, statements of deficiencies or similar correspondence with a Taxing Authority relating to Taxes of the Company for all such Tax periods.

(g) There are no Liens on the assets of the Company relating or attributable to Taxes, other than Permitted Liens. There is no claim relating or attributable to Taxes which, if adversely determined, would result in any Lien for Taxes on the assets of the Company, other than Permitted Liens.

(h) The Company is not and has not been at any time a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Internal Revenue Code.

(i) The Company has never constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax free treatment under Section 355 of the Internal Revenue Code.

(j) The Company has not consummated or participated in, and is not currently participating in, any transaction which was or is a “tax shelter” as defined in Section 6662 or former Section 6111 of the Internal Revenue Code or the Treasury Regulations promulgated thereunder (or any comparable provision of state, local or foreign Tax Law). The Company has not participated in, and is not currently participating in, a “reportable transaction” within the meaning of Section 6707A(c) of the Internal Revenue Code or Treasury Regulations Section 1.6011-4(b), including any transaction that is the same or substantially similar to one or more of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulations Section 1.6011-4(b)(2), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or non-U.S. Tax Law.

(k) The Company has (A) never been a member of an affiliated group filing a consolidated federal income Tax Return, (B) never been a party to any Tax sharing, indemnification or allocation agreement, nor does the Company owe any amount under any such agreement, (C) no Liability for the Taxes of any Person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by Contract (other than pursuant to the customary provisions of an agreement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements), by operation of Law, or otherwise, (and (D) never been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

(l) The Company will not be required to include any income or gain or exclude any deduction or loss from taxable income for any taxable period ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Internal Revenue Code (or any similar provision of applicable state, local or non-U.S. Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date or (v) election under Section 108(i) of the Internal Revenue Code made on or prior to the Closing Date.

(m) The Company uses the accrual method of accounting for income Tax purposes.

(n) The Company is not subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment, place of business or source of income in that country.

(o) The Company is in compliance with any Tax exemption, Tax holiday, or other Tax reduction or agreement or order granted to the Company (each, a “Tax Incentive”). The Company has made available all documentation relating to any applicable Tax Incentives. The consummation of the transactions contemplated by this Agreement would not have any adverse effect on the continued validity and effectiveness of any Tax Incentive.

(p) The Company makes no representations or warranties regarding any limitations on any Tax asset or attribute of the Company pursuant to Section 382 or 383 of the Internal Revenue Code including, but not limited to, net operating losses, (each, a “Tax Attribute”).

(q) Prior to the Closing, the Company has not made any payment to any Employee and is not party to a Contract, agreement or arrangement with any Employee to make payment, individually or considered collectively with any other events, agreements, plans, arrangements or other Contracts, that will, or could reasonably be expected to, be characterized as a “parachute payment” within the meaning of Section 280G(b)(1) of the Internal Revenue Code or that could not be deductible under Section 280G of the Internal Revenue Code. There is no agreement, plan, arrangement or other contract by which the Company is bound to compensate any Employee for excise Taxes paid pursuant to Section 4999 of the Internal Revenue Code. Section 2.10(q) of the Disclosure Schedule lists all Employees reasonably believed to be “disqualified individuals” (within the meaning of Section 280G of the Internal Revenue Code) as determined as of the date hereof. No stock of the Company or any Company securityholder is readily tradeable on an established securities market or otherwise (within the meaning of Section 280G of the Internal Revenue Code and the regulations promulgated thereunder), such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Internal Revenue Code.

(r) Each Contract, Employee Agreement or Company Employee Plan between the Company and any Employee that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Internal Revenue Code) subject to Section 409A of the Internal Revenue Code has, prior to January 1, 2009 been operated in good faith compliance with Section 409A of the Internal Revenue Code and the official guidance and the final Treasury Regulations thereunder (“Section 409A”) and after January 1, 2009, been in documentary and operational compliance with Section 409A. No stock option or other right to acquire Company Common Stock or other equity of the Company (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the Board of Directors of the Company in good faith and in accordance with applicable Laws, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A). No compensation shall be includable in the gross income of any Employee as a result of the operation of Section 409A with respect to any arrangements or agreements with the Company in effect as of the Effective Time. There is no Contract, Employee Agreement or Company Employee Plan to which the Company or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any Employee, which individually or collectively could require the Company or any of its Affiliates to pay a Tax gross up payment to any Employee for Tax-related payments under Section 409A.

2.11 Actions and Proceeding.

(a) There is no Action or Proceeding pending or, to the Company’s Knowledge, threatened against, relating to or affecting the Company, any of its respective directors or officers with respect to their roles as directors or officers of the Company, or any of its Assets and Properties, and to the Knowledge of the Company, there is no reasonable basis therefor. The Company has not received notice, and does not otherwise have Knowledge of, any Order outstanding against the Company. To the Company’s Knowledge, there is no active dispute (whether or not involving any threat of litigation) that alone or together with other facts and circumstances, would reasonably be expected to give rise to any Action or Proceeding against, relating to or affecting the Company or any of its Assets and Properties.

(b) No claim for indemnification has been made by any Company Indemnified Parties and, to the Company’s Knowledge, no basis exists for any such claim for indemnification.

2.12 Compliance with Laws and Orders. Neither the Company nor, to the Company’s Knowledge, any of its respective directors, officers, Affiliates, agents or employees has violated in any material respect or is currently in default or violation in any material respect under, any Law or Order applicable to the Company or any of its respective Assets and Properties, and the Company has no Knowledge of any claim of any such violation or default.

2.13 Approvals and Permits. The Company has obtained all Approvals from Governmental or Regulatory Authorities that are necessary to conduct the business presently being conducted by the Company, and the Company has not received any notice of any material violation or material non-compliance with any such Approvals. The Company is and has been at all times in compliance, in all material respects, with the Approvals from Governmental or Regulatory Authorities. All copies of material Approvals from Governmental or Regulatory Authorities necessary to conduct the business conducted by the Company as it is currently being conducted have been previously provided to Parent or its counsel.

2.14 Employee Benefit Matters.

(a) Benefit Plans; Employment Agreements. Section 2.14(a)(i) of the Company Disclosure Schedule contains an accurate and complete list of each material Company Employee Plan and each Employment Agreement. Section 2.14(a)(ii) of the Company Disclosure Schedule contains an accurate and complete list of all current and former Persons that have a non-vendor independent contractor, consulting or advisory relationship with the Company. Neither the Company nor any ERISA Affiliate has any plan or commitment to establish any new Company Employee Plan or Employment Agreement, modify any Company Employee Plan or Employment Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employment Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to adopt or enter into any Company Employee Plan or Employment Agreement.

(b) Documents. The Company has provided to Parent correct and complete copies of: (i) all documents embodying each Company Employee Plan and each Employment Agreement including (without limitation) all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Internal Revenue Code in connection with each Company Employee Plan; (iv) all material written agreements and contracts relating to each Company Employee Plan, including, without limitation, administrative service agreements and group insurance contracts; (v) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (vi) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vii) all IRS determination, opinion, notification and advisory letters, and all applications and correspondence to or from the IRS or the DOL with respect to any such application or letter; (viii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (ix) all material correspondence to or from any governmental agency relating to any Company Employee Plan; (x) all COBRA forms and related notices (or such forms and notices as required under comparable law); and (xi) all discrimination tests for each Company Employee Plan for the three (3) most recent plan years. All forms, reports or returns required to be filed with the DOL, IRS or any other Governmental or Regulatory Authority with respect to any Company Employee Plan have been timely filed.

(c) Employee Plan Compliance.

(i) The Company and each ERISA Affiliate has performed in all material respects all obligations required to be performed by it under, is not in material default or violation of, and has no Knowledge of any material default or violation by any other party to each Company Employee Plan. Each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA (including “blackout” notice requirements thereof) and the Internal Revenue Code.

(ii) Each Company Employee Plan intended to qualify under Section 401(a) of the Internal Revenue Code and each trust intended to qualify under Section 501(a) of the Internal Revenue Code (i) has received a favorable determination letter (or opinion letter valid as to the adopting employer) from the IRS with respect to each such Company Employee Plan as to its qualified status under the Internal Revenue Code, or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and all subsequent legislation. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code, there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect its tax-qualified status.

(iii) No “prohibited transaction,” within the meaning of Section 4975 of the Internal Revenue Code or Sections 406 and 407 of ERISA and not otherwise exempt under Section 4975 of the Internal Revenue Code or Section 408 of ERISA (or any administrative class exemption issued thereunder), has occurred with respect to any Company Employee Plan.

(iv) There are no actions, suits or claims pending, or, to the Company’s Knowledge, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan.

(v) Each Company Employee Plan (other than the Company Stock Option Plan) can be amended, terminated or otherwise discontinued after the Effective Time, without material liability to Parent or the Company (other than ordinary administration expenses).

(vi) There are no audits, inquiries or proceedings pending or, to the Company’s Knowledge, threatened by the IRS or DOL with respect to any Company Employee Plan.

(vii) Neither the Company nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Internal Revenue Code.

(viii) The Company does not maintain, sponsor, participate in or contribute to or have any Liability for any material self-insured plan that provides health and welfare benefits to employees (including, without limitation, any such plan to which a stop-loss policy or contract applies).

(ix) The Company has timely made all contributions and other payments required by and due under the terms of each Company Employee Plan.

(d) No Pension Plan or Funded Welfare Plan or MEWAs. Neither the Company nor any ERISA Affiliate has ever maintained, sponsored or contributed to, or has or had any Liability with respect to, (i) any Pension Plan (including, without limitation, any plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Internal Revenue Code that under any condition would result in any Liability to the Company, any ERISA Affiliate or to Parent, (ii) (a “funded welfare plan” within the meaning of Section 419 of the Internal Revenue Code; or (iii) a Multiple Employer Welfare Arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA), established or maintained for the purpose of offering or providing welfare plan benefits to the employees of two or more employers (including one or more self-employed individuals), or to their beneficiaries.

(e) Collectively Bargained, Multiemployer and Multiple Employer Plan. At no time has the Company or any ERISA Affiliate contributed to or been obligated to contribute to, any multiemployer plan (as defined in Section 3(37) and 4001(a)(3) of ERISA). Neither the Company nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Internal Revenue Code.

(f) No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any liability to provide retiree health benefits to any Person for any reason, except as may be required by COBRA or other applicable statute, and neither the Company nor any ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with retiree health, except to the extent required by statute.

(g) Effect of Transaction. Except as set forth on Section 2.14(h) of the Company Disclosure Schedule or except with respect to acceleration of vesting of certain Company Stock Options held by the advisors and directors of the Company set forth on Schedule 1.6(d)(iii), the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employment Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

(h) International Employee Plan. The Company does not now, nor has it ever had the obligation to, maintain, establish, sponsor, participate in, or contribute to any International Employee Plan.

2.15 Employment and Labor Matters.

(a) Compliance. The Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local Laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no liabilities for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(b) Labor. No work stoppage or labor strike against the Company is pending or to the Company’s Knowledge, threatened or reasonably anticipated. The Company does not have Knowledge of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Company’s Knowledge, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints. The Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company.

(c) At Will Employment. Each Person who is an employee of the Company is terminable “at will.” The Company has delivered to Parent accurate and complete copies of all employee manuals and handbook, policy statements and other material materials relating to the employment of the Company’s employees.

(d) No Liability for Misclassification. The Company has no liability with respect to any misclassification of: (i) any person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages.

(e) Labor-Related Claims. There is no lawsuit, action, claim, labor dispute or grievance pending, or to the Company’s Knowledge, threatened or reasonably anticipated relating to any employment Contract, compensation, wages and hours (including misclassification and overtime claims), leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy, long-term disability policy, safety, retaliation, immigration or discrimination matter involving any employee, including charges of unfair labor practices or harassment complaints.

(f) Employee List. Section 2.15(f)(i) of the Company Disclosure Schedule sets forth, individually and by category, the name of each officer, employee, independent contractor and consultant of the Company, together with his or her position or function, annual base salary or hourly wage rate, as applicable including each employee’s designation as either exempt or non-exempt from overtime requirements, and any applicable incentive, commission, severance or bonus arrangements, paid time off or vacation balance, paid time off or vacation entitlement formula, accrued sick days for current calendar year, and any other compensation the Company is bound to provide.

(g) No Effect. Except for (i) acceleration of vesting of certain Company Stock Options held by advisors and directors of the Company set forth on Schedule 1.6(d)(iii), (ii) the Management Plan or (iii) except as identified on Section 2.15(f)(i) of the Company Disclosure Schedule, the completion of the transactions contemplated by this Agreement will not result in any payment or increased payment becoming due from the Company to any current or former officer, director, or employee of, or consultant to, the

Company and, to the Company’s Knowledge, no employee of the Company set forth on Section 2.15(f)(i) of the Company Disclosure Schedule has an intent to terminate his or her relationship with the Company, for any reason, including because of the consummation of the transactions contemplated by this Agreement.

(h) Loans. The Company has no outstanding loan agreements providing loans to any current or former director, officer, employee or consultant of the Company.

(i) No Conflict. To the Company’s Knowledge, (i) no officer, employee or consultant of the Company is bound by, subject to or obligated under any Contract or subject to any Order or Law that would interfere with the Company’s business as conducted or as proposed to be conducted and (ii) neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s business as conducted or as proposed to be conducted, nor any activity of such officers, employees or consultants in connection with the carrying on of the Company’s business as conducted or as proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, or trigger a condition precedent to any right under any Contract or other agreement under which any such officer, employee or consultant is now bound.

2.16 Real Property.

(a) Section 2.16(a) of the Company Disclosure Schedule contains a true and correct list of (i) each parcel of real property leased, utilized and/or operated by the Company (the “Leased Real Property”) and (ii) all Liens securing any obligation of the Company relating to or affecting the Leased Real Property, except Permitted Liens. The Company does not currently own, and has never owned, any real property.

(b) True and correct copies of all leases, subleases, assignment or other documents relating to the Leased Real Property (collectively the “Lease Documents”) have been delivered to Parent. The Company has not entered into any sublease, license, assignment of Lease or other Contract binding upon the Leased Real Property or relating thereto, other than Contracts entered into for services to the Leased Real Property in the ordinary course of business. Other than the Company and the landlords under the Lease Documents, to the Company’s Knowledge, there are no parties in possession or parties having any current or future right to occupy any of the Leased Real Property.

2.17 Tangible Personal Property. The Company is in possession of and has good and marketable title to, or has valid leasehold interests in or valid rights under contract to use, all tangible personal property used in or otherwise required for the conduct of its business, including all tangible personal property reflected on the Company Balance Sheet and tangible personal property acquired since the Balance Sheet Date, other than property disposed of since such date in the ordinary course of business consistent with past practice. All such tangible personal property (including plant, property and equipment) is free and clear of all Liens and is adequate and suitable in all material respects for the conduct by the Company of its business as presently conducted.

2.18 Intellectual Property.

(a) Section 2.18(a) of the Company Disclosure Schedule lists all Company Registered Intellectual Property and lists any Proceedings or Actions pending as of the date hereof before any court or tribunal (including Registered Offices) to which the Company is a party (or for which the Company has received written notice) and related to any of the Company Registered Intellectual Property other than proceedings related to the prosecution of Patents and Trademarks in the ordinary course, and setting forth for each of the foregoing, as applicable, (i) the registered owner(s), (ii) the title, (iii) application number, (iv)

filing date, (v) jurisdiction, (vi) registration number for each item of Company Registered Intellectual Property, and (vii) any filings, fees, or other formal actions that must be taken within ninety (90) days following the date of this Agreement with respect to the prosecution or maintenance of such Registered Intellectual Property.

(b) For each item of Company Registered Intellectual Property all necessary registration, maintenance, renewal fees, annuity fees and taxes in connection with such Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, so that such Company Registered Intellectual Property is in full force and effect, except where the failure to do the foregoing would not prejudice the Company’s rights in such Company Registered Intellectual Property, and Company has not abandoned, allowed to lapse, or withdrawn any Registered Intellectual Property that would have, but for such transfer, assignment, abandonment, lapse, withdrawal, or divestiture, been Company Registered Intellectual Property, except, in any case, where the Company has in its reasonable business judgment decided to cancel, abandon, allow to expire or lapse, withdraw or not renew the application or registration for any such Company Registered Intellectual Property.

(c) Each registered or issued item of Company Registered Intellectual Property is subsisting and in good standing, and, to the Company’s Knowledge, valid and enforceable. To the Company’s Knowledge, the Company has not misrepresented, or failed to disclose, and to the Company’s Knowledge, there have not been any misrepresentations of or failures to disclose, any fact or circumstances in any application for any Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise adversely affect the validity or enforceability of any Company Intellectual Property. With respect to each item of Company Registered Intellectual Property, the Company has not received written notice of any inventorship challenge, opposition, cancellation, re-examination, or interference action or proceeding before any Registered Office relating to such Company Registered Intellectual Property.

(d) Except as listed on Section 2.18(d) of the Company Disclosure Schedule, (i) the Company has not transferred ownership of, or granted any exclusive license of or exclusive right to use (including with respect to any geographic region or field of use), use or joint ownership of, any Company Intellectual Property (or Intellectual Property Rights that would, but for such transfer, be Company Intellectual Property), including without limitation any modification or improvement made by the Company to any third Person’s Intellectual Property, to any other Person; (ii) no third Person currently has any exclusive right to use any Company Intellectual Property; and (iii) the Company has not permitted any Company Intellectual Property to enter into the public domain. The Intellectual Property and Intellectual Property Rights involved in the matters identified on Section 2.18(d) of the Company Disclosure Schedule, are not and were not, individually or in the aggregate, material to the business of the Company, and in no event do any of the matters identified on Section 2.18(d) of the Company Disclosure Schedule provide for any assignment, transfer, exclusive license, or otherwise Lien or encumbrance on any Intellectual Property Rights in or to, or provide for the delivery or licensing of, any Company Core Technology.

(e) Company is the sole and exclusive owner of, and has good, valid and marketable title to, all Company Intellectual Property, including without limitation all Intellectual Property Rights in and to the Company Core Technology, with no obligation (contingent or otherwise) to assign ownership of it, or any improvements thereto, made by or for the Company to any third Person. All Company Intellectual Property is, and following the Closing will be, fully licensable, transferable and assignable without restriction or payment to any third Person. The Company has a valid, legally enforceable right to use, license, practice and otherwise exploit all Intellectual Property and Intellectual Property Rights as it is used by the Company in the operation of the Company business, including the Company Licensed Intellectual Property. The Company Intellectual Property owned by the Company and the Company Licensed Intellectual Property constitute all of the Intellectual Property and Intellectual Property Rights used or, to the Knowledge of the Company, necessary in connection with the conduct of the business of the Company, including without limitation as necessary to make, use, offer for sale, sell or import the Company Products, as such is conducted by the Company. All Company Licensed Intellectual Property (including without limitation any interest therein acquired through a license or other right to use, but excluding any Off-the-Shelf Software) are free and clear of Liens placed thereon by the Company (other than Permitted Liens) and the Company has not received any written notice that any portion of the Company Licensed Intellectual Property is subject to any Lien (other than non-exclusive licenses).

(f) Section 2.18(f) of the Company Disclosure Schedule lists the current commercial release version(s) of all Company Products. Each Company Product has been and is in conformity with all applicable contractual commitments of the Company and all express warranties made by the Company. Company has provided to Parent a list identifying and describing all Known material bugs, errors, and defects in the Company Products. Company has disclosed in writing to Parent all information Known to the Company relating to any problem or issue with respect to any of the Company Products that materially adversely affects the value, functionality, or fitness for the intended purpose of the Company Products. Without limiting the foregoing, the Company does not have any liability or obligation (nor is there is no current reasonable basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company giving rise to any liability or obligation) for replacement or repair thereof, except pursuant to Form Customer Agreements (as defined below).

(g) Section 2.18(g) of the Company Disclosure Schedule identifies with respect to each Company Product each License of Intellectual Property or Intellectual Property Rights to the Company from a third Person that is or was (i) used in the creation or maintenance of such Company Product or (ii) incorporated in, distributed or licensed with, or that, but for such License, would be infringed by, such Company Product, or used or required to provide services constituting or relating to a Company Product, or (iii) that are otherwise material to the operation of the Company business, except for Open Source Materials or Off-the-Shelf Software.

(h) None of the Company Intellectual Property or Company Products is subject to (i) any Order to which the Company is a party or (ii) any Action or Proceeding to which Company is a party that could be reasonably be expected to result in an Order, that in either case restricts the use, transfer or licensing of such Company Intellectual Property by the Company or in which the validity, use or enforceability of such Company Intellectual Property is being (or has been) challenged or contested.

(i) Schedule 2.18(i)(i) of the Company Disclosure Schedule lists all Contracts pursuant to which a third Person has licensed or granted any right to Company or any of its subsidiaries in any Intellectual Property or Intellectual Property Rights (collectively, “In-Licenses”), other than (w) non-disclosure agreements entered into in the ordinary course that have been made available to Parent, (x) Licenses to use or otherwise exploit Off-the-Shelf Software, (y) employee invention assignment agreements and consulting agreements entered into in the ordinary course and that do not materially deviate in substance from Company’s standard forms, which have been made available to Parent, and (z) licenses for the Open Source Materials. Schedule 2.18(i)(ii) lists all Contracts pursuant to which Company or any of its subsidiaries has granted, licensed or provided any Company Intellectual Property or Company Products (including the right to use, distribute or resell any Company Products), or has agreed to or is required to, provide or perform any services related to any, or that is, a Company Product (collectively, “Out-Licenses”; together with the In-Licenses, the “IP Contracts”), other than (x) non-exclusive agreements for Products pursuant to a written agreement that has been entered into in the ordinary course of business, that does not materially differ in substance from the Company’s standard forms, which have been made available to Parent (“Form Customer Agreements”) or (y) non-disclosure agreements entered into in the ordinary course and that have been made available to Parent.

(j) To the Company’s Knowledge, no Person is infringing, misappropriating or violating any Company Intellectual Property.

(k) Schedule 2.18(k) of the Disclosure Schedule sets forth all software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (“GPL”), GNU Lesser General Public License (“LGPL”), Mozilla Public License (“MPL”), BSD licenses, and the Apache License) (“Open Source Materials”) incorporated into, linked with, distributed alongside any Company Product, and describes the manner in which such Open Source Materials were used (such description shall include, without limitation, whether (and, if so, how) the Open Source Materials were modified by the Company, whether (and, if so, how) the Open Source Materials were distributed by the Company, whether (and, if so, how) the Open Source Materials are incorporated in or interoperate with the Company Products). Notwithstanding any listing or information provided on Schedule 2.18(k) of the Disclosure Schedule, the Company has not used or distributed Open Source Materials in conjunction with any Company Product, Company Source Code, or Company Intellectual Property in a manner that creates, or purports to create, obligations for any Company Product, Company Source Code, or Company Intellectual Property to be (x) disclosed or distributed in source code form, (y) be licensed for the purpose of making derivative works or (z) be redistributable at no charge, in each case, other than as may apply to such Open Source Materials themselves, or where the failure to do any of (x) through (z) would result in any loss of the applicable License to the applicable Open Source Materials, or infringement by the Company of the Intellectual Property Rights of any third Person embodied in such the applicable Open Source Materials and licensed pursuant to the applicable License.

(l) Neither this Agreement nor the transactions contemplated by this Agreement will, pursuant to any Contract to which the Company is a party, result in (i) the Company granting to any third Person any right or License to or with respect to any Company Intellectual Property, (ii) Company being bound by, or subject to, any non-compete or other material restriction on the operation or scope of its business, or (iii) the granting to any third Person any right or License to or with respect to any Intellectual Property Rights owned by Parent or any of its Affiliates.

(m) The Company has not designed any Company Product to include any undisclosed “back doors,” “time bombs,” “Trojan horses,” “worms,” “drop dead devices,” “viruses” or other software routines or hardware components designed to permit unauthorized access or the unauthorized disablement or erasure of a computer system, device, or network or the unauthorized damaging or erasure of data with respect to the users of Company Products (“Viruses”). Company has taken commercially reasonable steps necessary to prevent the introduction of Viruses into the Company Products or Company Intellectual Property.

(n) The operation of the business of the Company as previously conducted and currently conducted including but not limited to the design, development, use, disclosure, import, branding, advertising, promotion, marketing, sale, license and distribution of the Company Products has not and does not, and the use, disclosure, import, branding, advertising, promotion, marketing, sale, license and distribution of the Company Products by Parent, in whole or in part, following the Closing, will not, infringe or misappropriate any Intellectual Property Rights of any Person (regardless of the theory of liability), but excluding any infringement or misappropriation that would not have occurred but for Parent’s modification of such Company Product, or Parent’s combination of such Company Product with other Intellectual Property, and the Company has not received written notice or written communication from any Person claiming that such operation or any act, product or service or other Company Products infringes or misappropriates any Intellectual Property Right of any Person, regardless of the theory of liability. Notwithstanding anything contained herein, this Section 2.18(n) constitutes the only representation or warranty made by the Company with respect to infringement, violation, or misappropriation of the Intellectual Property Rights of any Person other than the Company.

(o) Except as disclosed in Section 2.18(o) of the Company Disclosure Schedule, neither this Agreement nor any of the transactions contemplated by this Agreement, by operation of law or otherwise, pursuant to any Contracts to which the Company is party, will result in (i) any Third Person being granted rights or access to, of the placement in or release from escrow, of any Company Intellectual Property, including without limitation any Company Source Code, (iii) Parent being bound by, or subject to, any non-compete or other material restriction on the operation or scope of its business, (ii) any restriction on the ability of Parent to share information owned by Parent, relating to its ongoing business or operations or (iii) Parent being obligated to pay any royalties, fees, honoraria or other amounts to any third Person in excess of those payable by Company prior to the Closing pursuant to the Contracts to which the Company is a party or by which it is bound.

(p) Except as set forth in Section 2.18(p) of the Company Disclosure Schedule, to the Knowledge of the Company, the Company has no obligation to pay any royalties, license fees or other amounts or provide or pay any other consideration to any Person by reason of ownership, use, exploitation, practice, sale or disposition of any Intellectual Property Rights (or any tangible embodiment thereof) or reproducing, making, using, selling, offering for sale, distributing, supporting, or importing any Company Product, as such is conducted by the Company.

(q) All current and former employees, consultants and independent contractors of the Company who are or were involved in, or who have contributed in any manner to the creation or development of any Company Intellectual Property have executed and delivered to the Company a written agreement (containing no exceptions to or exclusions from the scope of its coverage, other than by operation of Law) regarding the protection of proprietary information and the assignment to the Company of such Intellectual Property and Intellectual Property Rights that is substantially identical to the forms of invention assignment, employment, independent contractor, consulting services and/or other written agreements, as applicable, previously delivered by the Company to Parent. To Company’s Knowledge, no current or former employee, consultant or independent contractor is in violation of any term of any such agreement, or any other agreement relating to the relationship of any such employee, consultant or independent contractor with the Company. Section 2.18(r) of the Company Disclosure Schedule sets forth a complete and accurate list of all consultants and independent contractors used by Company in connection with the conception, reduction to practice, creation, derivation, development, or making of the Company Intellectual Property.

(r) The Company is not now nor has ever been, and, to the Company’s Knowledge, no previous owner of any Company Intellectual Property owned or purported to be owned by the Company was during the duration of their respective ownership, a member or promoter of, or a contributor to or made any commitments or agreements regarding any patent pool, industry standards body, standard setting organization, industry or other trade association or similar organization, in each case that does require or obligate the Company or the previous owner, as applicable, to grant or offer to any other Person any license or other right to the Company Intellectual Property, including without limitation any future Intellectual Property and Intellectual Property Rights developed, conceived, made or reduced to practice by the Company or any Affiliate of the Company after the Effective Time.

(s) No funding, facilities, resources or personnel of any Governmental or Regulatory Authority or any university, college, other educational institution, multi-national, bi-national or international Governmental organization or Governmental research center was used in connection with the development or creation, in whole or in part, of any Company Intellectual Property.

(t) Except as disclosed under Section 2.18(t) of the Company Disclosure Schedule, the Company has not disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person, any Company Source Code (other than the Company Source Code to OSP), except for disclosures to employees, independent contractors or consultants under binding written agreements that prohibit use or disclosure except in the performances of services for Company. To Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the disclosure or delivery to any Person of the Company Source Code, other than the Company Source Code to OSP. OSP does not (i) include any Company Source Code to the FreeMotion Library or any of Company’s sensor fusion, context awareness, and PDR algorithms and libraries, or (ii) embody any Company Patent. Company is the sole copyright holder in and to OSP, and has not accepted any contribution of source code from any other Person for inclusion into OSP.

(u) The Company has complied in all material respects with all applicable Privacy Legal Requirements, contractual and fiduciary obligations, and its public-facing privacy policies relating to (i) the privacy of users of Internet websites owned, maintained or operated by the Company (“Company Sites”) and of the Company Products, and (ii) the collection, storage, transfer and other processing of any Personally Identifiable Information collected, used, stored, retained, disclosed, transferred disposed of, or processed by or on behalf of the Company, or by any Company Site or any Company Product in any manner (the “Company PII”). The execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement complies with all applicable Privacy Legal Requirements and with the Company’s privacy policies and will not cause, constitute, or result in a breach or violation of any Privacy Legal Requirements by the Company or result in a breach or violation of any Privacy Legal Requirements by the Company. Copies of all current public-facing privacy policies of the Company that apply to the Company Sites or the Company Products (collectively, “Privacy Policies”) are attached to Schedule 2.18(u) of the Company Disclosure Schedule. The Privacy Policies have at all times made all disclosures to users or customers required by all applicable Privacy Legal Requirements, and Company has obtained all consents from users required by all applicable Privacy Legal Requirements. None of the disclosures made or contained in any of the Privacy Policies, or any other disclosure made by the Company regarding privacy or data security, has been materially inaccurate, misleading or deceptive or materially in violation of any Privacy Legal Requirements (including containing any material omission). As of the date hereof, there is no written complaint, audit, proceeding, claim or, to the Company’s Knowledge, investigation (formal or informal), currently pending against the Company or, to the Company’s Knowledge, any of its customers (specific to the Products) by (x) any private party or (y) the Federal Trade Commission, any state attorney general or similar state official, or any other Governmental Authority, foreign or domestic, with respect to the collection, use, retention, disclosure, transfer, storage or disposal of Company PII. The Company has at all times taken commercially reasonable steps (including, without limitation, implementing and monitoring compliance with reasonable measures with respect to technical and physical security) designed to ensure that the Company PII is protected against loss and against unauthorized access, use, modification, disclosure or other misuse, and to the Company’s Knowledge, there has been no unauthorized access to or other misuse of the Company PII as such has been maintained by or on behalf of the Company.

2.19 Contracts.

(a) Except as set forth in Section 2.19 of the Company Disclosure Schedule (specifying the appropriate subsection), or with respect to the Management Plan, the Company neither is a party to nor otherwise bound by any of the following Contracts (each a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) any dealer, distributor, sales, agency, strategic alliance, reseller, development or other similar Contracts;

(ii) any marketing, advertising or other similar Contracts that requires either party to expend more than $25,000 over the remaining life of the Contract (including any automatic renewals or extensions thereof);

(iii) any Contracts providing for the purchase of materials, supplies, equipment or services involving in the case of any such Contact more than $25,000 over the remaining life of the Contract (including any automatic renewals or extensions thereof);

(iv) any Contracts providing for the sale or other issuance of any Company Capital Stock or any Option to acquire Company Capital Stock;

(v) any Contracts providing for Indebtedness of the Company;

(vi) any Contracts providing for the provision of a loan of money to any third Person;

(vii) any Contracts providing for a guarantee, support, indemnification (except with respect to any indemnification provisions provided by the Company in its ordinary course of business consistent with past practice), assumption or endorsement of, or other similar commitment with respect to, the Liabilities or Indebtedness of any third party;

(viii) any Contracts providing for currency exchange, commodities or other similar hedging arrangements;

(ix) any Contracts involving leasing arrangements (whether or not of the type required to be capitalized in accordance with GAAP), whether involving real or personal property, except for personal property leases that provide for payments of less than $25,000 annually;

(x) any Contracts providing for capital expenditures in excess of $25,000 in any individual case;

(xi) any Contracts limiting the freedom of the Company to engage in any line of business or to compete with any other Person;

(xii) any Contracts granting any exclusive rights, most-favored customer or other similar rights, rights of first refusal or other similar rights, or otherwise materially limiting the rights of the Company to sell or distribute any Company Products;

(xiii) any Employment Agreement;

(xiv) any Tax sharing, allocation, indemnity or other similar Contract;

(xv) any Contracts with any Governmental or Regulatory Authority;

(xvi) any Contracts involving the settlement of litigation or other similar claims;

(xvii) any IP Contracts;

(xviii) any Contracts with Significant Company Customers and Significant Company Suppliers, other than non-disclosure agreements entered into in the ordinary course that have been made available to Parent, Licenses to use or otherwise exploit Off-the-Shelf Software, and Form Customer Agreements;

(xix) any Contracts pursuant to which the Company has acquired any business enterprise or disposed of any of its interest in any business enterprise; and

(xx) any Out-License providing for any ongoing performance obligations of Company, including without limitation any maintenance or support obligations, that cannot be terminated by Company on not less than 60 days’ written notice.

(b) Each Company Material Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable against the Company in accordance with its terms and, to the Company’s Knowledge, against each third party thereto, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity. Company is, and to the Knowledge of the Company each counter party to each Material Contract is, in compliance with all the terms and conditions of each Material Contract.

2.20 Insurance.

(a) Section 2.20(a) of the Company Disclosure Schedule contains a true and complete list (including the names and addresses of the insurers, the expiration dates of the policies, the annual premiums and due dates thereof, frequency of payment thereof and a brief description of the interests insured thereby) of all liability, property, workers’ compensation, directors’ and officers’ liability and other insurance policies currently in effect that insure any of the business, operations, directors, officers or employees of the Company or affect or relate to the ownership, use or operation of any of the Assets and Properties of the Company and that (i) have been issued to the Company or (ii) to the Company’s Knowledge, have been issued to any other Person for the benefit of the Company (the “Company Insurance Policies”). The insurance coverage provided by the Company Insurance Policies will not terminate or lapse by reason of any of the transactions contemplated by this Agreement or any of the Transaction Agreements to which the Company is party. Each Company Insurance Policy is valid and binding and in full force and effect, all premiums due thereunder have been paid when due and none of the Company, or the Person to whom such policy has been issued has received any notice of cancellation or termination in respect of any such policy or is in default thereunder, and the Company has no Knowledge of any reason or state of facts that would reasonably be expected to lead to the cancellation of such policies or of any threatened termination of, or material premium increase with respect to, any of such policies. The Company Insurance Policies are in amounts and have coverages required by any Contract to which the Company is a party or by which any of their respective Assets and Properties is bound.

(b) Section 2.20(b) of the Company Disclosure Schedule contains a list of all claims made under any insurance policies covering the Company at any time during the two (2) years immediately preceding the date hereof. The Company has not received notice that any insurer under any Company Insurance Policy is denying, disputing or questioning liability with respect to a claim thereunder or defending under a reservation of rights clause. During the period covered by the Company Financial Statements and since the Balance Sheet Date, the Company has maintained, at all times, without interruption, the Company Insurance Policies.

2.21 Affiliate Transactions.

(a) None of the officers and directors of the Company and, to the Company’s Knowledge, none of the employees of the Company, nor to the Company’s Knowledge, any immediate family member of an officer, director or employee of the Company, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded). None of said officers, directors, employees or any member of their immediate families, is a party to, or to the Company’s Knowledge, otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of their respective Assets and Properties may be bound or affected, except for normal compensation for services as an officer, director or employee thereof, and except for the Management Plan.

(b) Each of the Contracts and Liabilities listed in Section 2.19(a)(xii) of the Company Disclosure Schedule was entered into or incurred, as the case may be, on terms no less favorable to the Company (in the reasonable judgment of the Company) than if such Contract or Liability was entered into or incurred on an arm’s-length basis on competitive terms.

2.22 Environmental Matters.

(a) The Company possesses all material Environmental Permits necessary to or required for the operation of its business.

(b) The Company is in material compliance with (i) all terms, conditions and provisions of its Environmental Permits and (ii) all Environmental Laws.

2.23 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement and the transactions contemplated hereby based on arrangements made by or on behalf of the Company.

2.24 Banks and Brokerage Accounts. Section 2.24 of the Company Disclosure Schedule sets forth (i) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company has an account (including “deposit accounts” as defined in Section 9105 of the California Commercial Code and “securities accounts” as defined in Section 8501 of the California Commercial Code) or a safe deposit box or maintains a banking, custodial, trading or other similar relationship; (ii) a true and complete list the account numbers and names of the respective officers, employees, agents or other similar representatives of the Company have signatory power with respect to each such account and safe deposit box; and (iii) a list of each Investment Asset and the name of the record and beneficial owner thereof.

2.25 Customers and Suppliers.

(a) Section 2.25(a) of the Company Disclosure Schedule contains a true and correct list of the Company’s twenty five (25) largest customers during 2013 and for three (3) months ended March 31, 2014, based on the Company’s revenues recorded in such period (each, a “Significant Company Customer”). The Company has no outstanding material disputes concerning its products and/or services with any Significant Company Customer other than in the ordinary course of business. The Company has not received any written notice from any Significant Company Customer that such customer does not intend to continue to be a customer of the Company (or the Surviving Corporation or Parent) or that such customer intends to terminate or propose to materially modify any of its Contracts with the Company (or the Surviving Corporation or Parent). The Company has not had any of its products or services provided under a Contract rejected by a purchaser thereof except for normal warranty returns consistent with past history and those rejections that would not result in a reversal of any revenues by the Company.

(b) Section 2.25(b) of the Company Disclosure Schedule contains a true and correct list of the Company’s twenty five (25) largest suppliers during 2013 and for three (3) months ended March 31, 2014, based on the amounts paid or payable to such suppliers in such period (each, a “Significant Company Supplier”). The Company has not had any outstanding material disputes concerning its products and/or services with any Significant Company Supplier other than in the ordinary course of business. The Company has not received any written notice from any Significant Company Supplier that such supplier does not intend to continue to be a supplier of the Company (or the Surviving Corporation or Parent) or that such supplier intends to terminate or propose to materially modify any of its Contracts with the Company (or the Surviving Corporation or Parent).

2.26 Disclosure. No representation or warranty made by the Company contained in this Agreement, and no statement contained in the Company Disclosure Schedule or in any certificate, list or other writing required to be delivered to Parent pursuant to any provision of this Agreement (including the Company Financial Statements and the notes thereto) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading. The Company has provided Parent with all of the Contracts and Licenses heretofore requested on behalf of Parent.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

3.1 Organization and Qualification.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent has full corporate power and authority to conduct its business as presently conducted and to own, use and lease its Assets and Properties. Parent is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use, licensing or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so duly qualified, licensed or admitted and in good standing that could not reasonably be expected to have a Parent Material Adverse Effect.

(b) Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub was formed for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement and has conducted no other activities.

3.2 Authority.

(a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b) The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of its respective obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action by the Board of Directors of Parent and Merger Sub, as well as the sole stockholder of Merger Sub, and no other action on the part of Parent or Merger Sub is required to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of its respective obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby.

(c) This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof and thereof by the Company, the Stockholders’ Agent and all other parties hereto and thereto, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

3.3 Non-Contravention. The execution and delivery by Parent and Merger Sub of this Agreement does not, and the performance by Parent and Merger Sub of their obligations under this Agreement and the consummation of the transactions contemplated hereby and thereby will not: (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Merger Sub; (b) conflict with or result in a violation or breach of any Law or Order applicable to Parent or Merger Sub or any of their material Assets and Properties; or (c) conflict with or result in a violation or breach of any material Contract to which Parent or Merger Sub is a party or by which it is bound or to which any of its material Assets and Properties is subject; excluding any violations or breaches that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.4 Necessary Approvals.

(a) No Approvals are required to be given to, or obtained by, Parent or Merger Sub from any Governmental or Regulatory Authorities in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the terms hereof and (ii) such Approvals as may be required under applicable federal, state or foreign securities Laws.

(b) No Approvals are required to be given to, or obtained by, Parent or Merger Sub from any Person other than Governmental or Regulatory Authorities in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.

3.5 Financing Resources. Parent has sufficient funds available to satisfy the obligation to pay the Aggregate Merger Consideration, consummate all transactions contemplated by this Agreement, and to pay all expenses incurred by Parent in connection with the transactions contemplated by this Agreement.

ARTICLE 4

ADDITIONAL AGREEMENTS

4.1 Stockholder Approval; Section 280G Approvals; Parent Review and Approval.

(a) Stockholder Approval.

(i) Within twenty four (24) hours of the execution of this Agreement, the Company shall have delivered and obtained the Stockholder Written Consent executed by (i) the holders of at least 90% of the Company Capital Stock, (ii) the holders of a majority of the Company Common Stock, (iii) the holders of at least 95% of the Company Preferred Stock, (iv) the holders of at least 90% of each series of the Company Preferred Stock. Such Stockholder Written Consent shall set forth the irrevocable approval of the Merger and this Agreement, which shall also include and constitute the irrevocable approval by the Company Stockholders of: (a) the escrow and indemnification obligations of the Company Stockholders set forth in Article 6 hereof and the deposit of cash equal to the Escrow Amount into the Escrow Fund and (b) the appointment of Shareholder Representative Services LLC as the Stockholders’ Agent.

(ii) Prior to the Closing, the Company will deliver notice to the Company Stockholders of the approval by the Company Stockholders of the Merger, this Agreement and the transactions contemplated hereby, including each of the matters set forth in Section 4.1(a) hereof, pursuant to and in accordance with the applicable provisions of DGCL and the Company Corporate Governance Documents (the “Company Stockholder Notice”).

(b) Section 280G Approvals. Prior to the Closing, the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Parent), by such number of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Internal Revenue Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments,” within the meaning of Section 280G(b)(2) of the Internal Revenue Code (“Section 280G Payments”) (which initial determination shall be made by the Company and shall be subject to review and approval by Parent), such that such Section 280G Payments shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Parent certification that (i) a Company Stockholder vote was solicited in conformance with Section 280G of the Internal Revenue Code and the requisite Stockholder approval was obtained with respect to any Section 280G Payments that were subject to the Company Stockholder vote or (ii) the Company Stockholder approval of Section 280G Payments was not obtained and as a consequence, any such payments and/or benefits will not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers of those payments and/or benefits duly executed by the affected individuals prior to the Company Stockholder vote.

(c) Parent Review and Approval.

(i) Any materials to be submitted to the Company Stockholders in connection with the solicitation of their approval of the Merger and this Agreement (the “Soliciting Materials”), shall be subject to review and approval by Parent and shall include the Company Board Recommendation, including each of the matters set forth in Section 4.1(c)(i) hereof. Anything to the contrary contained herein notwithstanding, the Company shall not include in the Soliciting Materials any information with respect to Parent or its Affiliates or Associates, unless the form and content of which shall have been consented to in writing by Parent prior to such inclusion. The Company will promptly advise Parent in writing if, at any time prior to the Closing, the Company shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Soliciting Materials in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable law. Parent will promptly advise the Company in writing if, at any time prior to the Closing, Parent shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the information regarding Parent or Merger Sub provided in writing by Parent or Merger Sub to the Company for the express purpose of including in any documents mailed, delivered or otherwise furnished to the Company Stockholders in connection with the solicitation of their consent to this Agreement and the Merger in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable Law.

(ii) The Board of Directors of the Company shall not alter, modify, change or revoke the Company Board Recommendation.

4.2 No Solicitation.

(a) During the period from the execution and delivery of this Agreement by each of the parties hereto and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall not do, cause or permit any of the following actions by it nor shall the Company permit any of the Company’s Representatives to take (directly or indirectly) any of the following actions with any Person other than Parent and its designees: (i) solicit, encourage, initiate or encourage any proposal or offer from, or participate or engage in or conduct discussions or negotiations with, any Person relating to any offer or proposal, oral, written or otherwise, formal or informal, with respect to any possible Business Combination with the Company (a “Competing Proposed Transaction”), (ii) provide information with respect to the Company to any Person other than Parent, relating to (or which the Company believes would be used for the purpose of formulating an offer or proposal with respect to), or otherwise assist, cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, any possible Business Combination with the Company, (iii) approve or agree to or enter into a Contract with any Person providing for a Business Combination with the Company, (iv) make or authorize any statement, recommendation, solicitation or endorsement in support of any possible Business Combination with the Company other than the Business Combination with Parent contemplated by this Agreement and the Transaction Agreements or (v) authorize or permit any of the Company’s Representatives to take any such action. The Company shall immediately cease and cause to be terminated any such contacts or negotiations with any Person (other than Parent) relating to any such transaction or Business Combination. Any violation of the foregoing restrictions by any of the Company’s Representatives will be deemed to be a breach of this Agreement by the Company.

(b) In the event that, following the execution and delivery of this Agreement by each of the parties hereto and prior to the earlier of the termination of this Agreement and the Effective Time, the Company receives any offer or proposal (formal or informal, oral, written or otherwise) relating to, or any inquiry or contact from any Person with respect to, a Competing Proposed Transaction, the Company shall promptly (and within not more than 24 hours) notify Parent thereof and provide Parent with the details thereof, including the identity of the Person or Persons making such offer or proposal and shall keep Parent reasonably informed on a current basis of the status and details of any such offer or proposal and of any modifications to the terms thereof.

(c) Each of the Company and Parent acknowledge that this Section 4.2 was a significant inducement for Parent to enter into this Agreement and the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid to the Effective Time Company Stockholders in the Merger or (ii) a failure to induce Parent to enter into this Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Section 4.2 and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy that Parent may be entitled to at law or in equity.

4.3 Notification of Certain Matters.

(a) During the period from the execution and delivery of this Agreement by each of the parties hereto and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall give prompt notice to Parent and Parent shall give prompt notice to the Company, in each case after gaining Knowledge thereof, of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company or Parent, respectively, contained in this Agreement to be untrue or inaccurate at the Closing Date and (ii) any material failure of the Company or Parent, respectively, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. For purposes of Section 6.2 hereof, any unintentional breach of Section 4.3(a)(i) shall be treated as a breach of the applicable representation and warranty subject to indemnification pursuant to Section 6.2(a)(i).

(b) During the period from the execution and delivery of this Agreement by each of the parties hereto and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall give Parent prompt notice if (i) any Person shall have commenced, or shall have notified the Company that such Person intends to commence, an Action or Proceeding, or shall have provided the Company with notice, in either case that allege(s) that any of the Intellectual Property presently embodied, or proposed to be embodied, in any products or services of the Company infringes or otherwise violates the Intellectual Property Rights of such Person, is available for licensing from a potential licensor providing the notice or otherwise alleges that the Company does not own or have the right to exploit any such Intellectual Property or (ii) any Person shall have commenced, or shall have notified the Company that such Person intends to commence, any other significant Action or Proceeding against or involving the Company, including without limitation any Action or Proceeding alleging that any of the Company Intellectual Property is invalid or unenforceable.

(c) No information received by Parent pursuant to any notice delivered this Section 4.3 shall be deemed to (i) qualify, modify, amend or otherwise affect any representations, warranties, covenants or other agreements of the Company set forth in this Agreement or any certificate or other instrument delivered to Parent or Merger Sub in connection with the Merger and the other transactions contemplated hereby, (ii) amend or otherwise supplement the information set forth in the Company Disclosure Schedule, (iii) limit or restrict the remedies available to the parties under applicable Law arising out of a breach of this Agreement or the Escrow Agreement or (iv) limit or restrict the ability of Parent and Merger Sub to invoke or rely on the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby set forth in Article 5.

4.4 Confidentiality. The parties hereto acknowledge that Parent and the Company have previously executed a mutual nondisclosure agreement, dated as of September 16, 2013 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms. All information delivered to Parent pursuant to Section 4.3 shall be governed by the terms and conditions of the Confidentiality Agreement.

4.5 Public Disclosure. Neither the Company nor any of its Representatives shall issue or make any statement or communication to any third Person (other than their agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby; provided that the stockholders of the Company that are investment funds may make disclosures regarding the subject matter of this Agreement to their limited partners in the ordinary course of business after the public announcement of the transactions contemplated by this Agreement.

4.6 Reasonable Best Efforts. Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including by (i) taking of all actions reasonably necessary or advisable to cause the closing conditions set forth in Article 5 to be satisfied, (ii) the obtaining of all Company Necessary Approvals, provided that (A) the parties will discuss in good faith procedures to pursue any Company Necessary Approvals with respect to the Merger,

(B) the Company shall not be required to pay any party to any Contract to which it is a party any fees for the Company Necessary Approval other than fees set forth in such a Contract as of the date hereof or customary legal fees and (C) in the event the Company elects to pay any fee referred to in the prior clause (B), the Company shall obtain the prior written consent of the Parent, and (iii) the execution or delivery of any additional instruments necessary to consummate the transactions and to fully carry out the purposes of, this Agreement and the Transaction Agreements.

4.7 Regulatory Filings. Each of Parent, Merger Sub and the Company will coordinate and cooperate with one another and will each use all reasonable efforts to comply with, and will each refrain from taking any action that would impede compliance with, all Legal Requirements of any Governmental or Regulatory Authority that are necessary to consummate the Merger and the other transactions contemplated hereby.

4.8 Director and Officer Indemnification.

(a) For a period of six (6) years following the Effective Time, the Surviving Corporation or its successor shall, and Parent shall cause the Surviving Corporation or its successor to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification provisions under applicable Law, the Company Corporate Governance Documents as in effect as of the date hereof or pursuant to the indemnification agreements listed in Section 4.8 of the Company Disclosure Schedule (the “Indemnification Schedule”) insofar as such indemnification provisions relate to the current and former directors and officers of the Company set forth in the Indemnification Schedule (such directors and officers referred to herein as, the “Company Indemnified Parties”); provided that in no event shall the Surviving Corporation or it successors be obligated to indemnify any person for any amounts payable by such person pursuant to Article VI hereof. Notwithstanding the foregoing, the obligations of Parent and the Surviving Corporation or its successor (i) shall be subject to any limitation imposed by applicable Law and (ii) shall not be deemed to release any Company Indemnified Party who is also an officer or director of the Company from his or her obligations pursuant to this Agreement or any of the Transaction Agreements, nor shall such Company Indemnified Party have any right of contribution, indemnification or right of advancement from the Surviving Corporation or its successor or its Parent with respect to any Loss claimed by any of the Parent Indemnified Parties against such Company Indemnified Party in his or her capacity as a Company Stockholder pursuant to this Agreement or any of the Transaction Agreements.

(b) The Company shall purchase, prior to or concurrent with the Closing, a prepaid policy or policies (i.e. “tail coverage”) that will remain in effect for a period of six years after the Effective Time (the “D&O Tail Policy”), the material terms of which shall be reasonably satisfactory to Parent; provided that Parent acknowledges and agrees that a tail coverage policy with limit of $2,000,000 or more and a retention of $25,000 or less shall be reasonably acceptable to Parent. Parent will cause the Surviving Corporation or its successor to maintain in effect the D&O Tail Policy purchased by the Company prior to the Closing. The cost of the D&O Tail Policy procured by the Company under this Section 4.8(b) shall be deemed to be a Transaction Expense of the Company for all purposes of this Agreement.

4.9 Treatment of Company Employees.

(a) On or prior to the Closing, Parent will offer certain employees of the Company, including the Key Employees, “at-will” employment by Parent and/or the Surviving Corporation as a Continuing Employee, to be effective as of the Closing Date (those employees offered employment by Parent will be referred to as “Offered Employees”). Such “at-will” employment will be set forth in offer letters on Parent’s standard form (each, an “Offer Letter”) and be subject to and in compliance with Parent’s applicable policies and procedures, including employment background checks and the execution of Parent’s employee proprietary information agreement.

(b) The Company shall terminate, effective as of the Closing Date, all Employment Agreements and other arrangements with its Employees and contractors.

(c) This Agreement is not intended to, and shall not, confer upon any other Person other than the parties hereto any rights or remedies hereunder, nor create any right, claim or remedy of any nature whatsoever, including any rights of employment for any specified period and/or any employee benefits, in favor of any Person, union, association, employee (including any Continuing Employee) or former employee, director, contractor or other entity, other than the parties hereto and their respective successors and permitted assigns, and shall not be construed as amending any employee benefit or compensation plan, agreement or arrangement of Parent, the Surviving Corporation, the Company or any of their respective Affiliates.

4.10 Retention Restricted Stock Unit Grants. Effective immediately prior to Closing, the Company will grant restricted stock units to certain Continuing Employees listed on Schedule 4.10 covering an amount of shares so that the Assumed RSUs have an aggregate value of underlying shares of Parent Common Stock equal to no less $2,275,000, as determined based on the average of the closing prices of the Parent Common Stock as reported by the NASDAQ Global Select Market on the ten (10) trading days ending two (2) trading days prior to Closing (the “Retention RSUs”). Each Retention RSU grant will be made under the Company Option Plan and will have vesting terms set forth on Schedule 4.10. The Offer Letters of the eligible individuals listed on Schedule 4.10 will specify the allocation of the Retention RSUs.

4.11 Transaction Expenses.

(a) Whether or not the Merger is consummated, all fees and expenses incurred in connection with the preparation and negotiation of this Agreement, the Transaction Agreements, the Exhibits and Schedules hereto, the Company Disclosure Schedules, and the consummation of the Merger and the other transactions contemplated hereby, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, whether payable by Parent or the Company (“Transaction Expenses”), shall be the obligation of the respective party incurring such fees and expenses; provided, however, that the Company shall pay all Transaction Expenses set forth on the Statement of Transaction Expenses (including, but not limited to, all payroll, employment or similar Taxes with respect to any bonuses, severance, option exercises or cash-outs or other compensatory payments made on or prior to the Closing Date to service providers of the Company in connection with the transactions contemplated by this Agreement) at or prior to the Closing and such Transaction Expenses shall be deducted from the amounts payable hereunder as set forth in Section 1.6.

(b) At or prior to the Closing, the Company shall use its commercially reasonable efforts to deliver final invoices from all third parties with whom the Company has incurred any Transaction Expenses, together with a statement setting forth the Company’s good faith estimate of the final amount of Transaction Expenses due and owing to each such third party for all services rendered to the Company (the “Statement of Transaction Expenses”).

4.12 Tax Matters.

(a) Liability and Indemnification for Taxes. From and after the Effective Time, the Indemnifying Parties (as defined in Section 6.2(a)) severally, and not jointly, shall be liable and indemnify the Parent Indemnified Parties (as defined in Section 6.2(a)) in accordance with their respective Indemnity Pro Rata Share for: (i) all unpaid Taxes of the Company for any Tax period or portion thereof ending on or prior to the Closing Date (a “Pre-Closing Tax Period”), including, for the avoidance of doubt, all payroll, employment or similar Taxes with respect to any bonuses, severance, option exercises or cash-outs or other compensatory payments made on or prior to the Closing Date to service providers of the Company in connection with the transactions contemplated by this Agreement, whether payable by Parent or the Company, except to the extent included in the Statement of Transaction Expenses, but excluding any Losses with respect to Taxes that arise as a result of actions taken by Parent or the Surviving Corporation on the Closing Date after the Closing that are outside of the ordinary course of business, (ii) all Taxes of any other Person for which the Company may be liable as a result of Treasury Regulation §1.1502-6(a) (or any similar provision of state, local or non-U.S. law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by operation of law, by Contract or otherwise with respect to Taxes for any Pre-Closing Tax Period, (iii) the Indemnifying Parties’ portion of Transfer Taxes pursuant to Section 4.12(f) and (iv) all Losses attributable to any item in clauses (i) through (iii), in each case, to the extent not otherwise already accrued as a Liability in the calculation of Net Working Capital Amount or otherwise paid by the Stockholders pursuant to this Section 4.12.

(b) Tax Returns for Pre-Closing Tax Periods. The Company shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company required to be filed on or after the date hereof and on or prior to the Closing Date, and shall timely remit to the appropriate Taxing Authority, or cause the timely remittance of, all Taxes reflected on such Tax Returns. Each such Tax Return shall be prepared consistent with the past practices of the Company in all material respects, except as required by applicable Law. The Company shall provide each such Tax Return that is a material Tax Return or an income Tax Return to Parent for review and comment a reasonable period prior to the due date for filing (which shall be at least thirty (30) days in the case of any income Tax Return) and shall consider in good faith Parent’s reasonable and timely comments with respect to such Tax Return. Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company for any Tax period or portion thereof ending on or prior to the Closing Date that is required to be filed after the Closing Date, and shall timely remit to the appropriate Governmental Entity, or cause the timely remittance of, all Taxes reflected on such Tax Returns, subject to Parent’s right of indemnity pursuant to Sections 4.12(a) and 6.2(a). To the extent that such Tax Returns are not prepared consistent with past practice or could reasonably be expected to result in indemnifiable Losses pursuant to Sections 4.12(a) and 6.2(a), Parent shall provide each such Tax Return that is a material Tax Return or an income Tax Return to the Stockholders’ Agent for review and comment a reasonable period prior to the due date for filing (which shall be at least thirty (30) days in the case of any income Tax Return) and shall consider in good faith the reasonable and timely comments of the Stockholders’ Agent with respect to such Tax Return. No later than five (5) days prior to the due date of any such Tax Return, the portion of such Taxes attributable to any Tax period or portion thereof ending on or prior to the Closing Date shall be distributed to Parent from the Escrow Fund or paid to Parent by the Indemnifying Parties in accordance with Article 6 and the Escrow Agreement, in each case, to the extent not otherwise already accrued as a Liability in the calculation of Net Working Capital Amount.

(c) Proration of Taxes. To the extent necessary to determine the liability for Taxes for a portion of a Tax year or period that begins before and ends after the Closing Date, the determination of the applicable Taxes for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date shall be determined as if the Company used the accrual method of Tax accounting for all such periods) and by assuming that the taxable year or period ended as of the close of business on the Closing Date, except that those Taxes (such as property Taxes) that are imposed, and exemptions, allowances or deductions that are calculated, on a periodic basis shall be prorated by multiplying the amount of such Taxes, exemptions, allowances or deductions by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire taxable period.

(d) Tax Contests; Cooperation. The Parent Indemnified Parties and the Indemnifying Parties shall cooperate, as and to the extent reasonably requested, in connection with the filing of any Tax Returns of the Company, and any audit, examination, or other administrative or judicial proceeding, contest, assessment, notice of deficiency, or other adjustment or proposed adjustment with respect to Taxes of the Company (a “Tax Contest”). Such cooperation shall include taking all commercially reasonable and legally permissible actions to minimize the amount of any applicable Tax, including by obtaining and providing appropriate forms, retaining and providing records and information that are reasonably relevant to any such Tax Return or Tax Contest, and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. Notwithstanding anything to the contrary herein, Parent shall determine and control the conduct of any Tax Contest. To the extent such Tax Contest relates to any Tax period or portion thereof ending on or prior to the Closing Date, that could reasonably be expected to result in indemnifiable Losses pursuant to Sections 4.12(a) and 6.2(a), the Stockholders’ Agent shall be entitled, at the expense of the Indemnifying Parties, to reasonably participate in, but not to determine or control the conduct of, such Tax Contest.

(e) FIRPTA Compliance. On the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treas. Reg. § 1.1445-2(c).

(f) Transfer Taxes. All transfer, documentary, sales, use, value added, goods and services, excise, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) will be paid one half by the Indemnifying Parties and one half by Parent when due. The party required to do so by applicable law will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. If required by applicable law, the other party will join in the execution of any such Tax Returns and other documentation upon request.

(g) Tax Sharing Agreements. Any tax sharing, indemnification or allocation agreement, arrangement, practice or policy to which the Company is a party or by which it is bound shall be terminated as of the Closing Date, and the Company shall have no liability or obligation pursuant thereto, other than any agreement entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements.

(h) Purchase Price Adjustment. Any indemnification payment made pursuant to this Section 4.12 or Article 6 shall be treated as an adjustment to the merger consideration for all Tax purposes.

(i) Survival; Conflicts. The covenants in this Section 4.12 shall survive the Closing until the expiration of the applicable statute of limitations (including extensions thereof) with respect to the Taxes at issue. To the extent of any conflict between this Section 4.12 and any other provision of this Agreement, this Section 4.12 shall govern.

4.13 Amendment of Company Option Plan. Prior to the Effective Time, the Company shall take all actions to amend the Company Option Plan in furtherance of Section 1.6(d)(v) and Section 4.10 as Parent may reasonably request.

4.14 Termination of Company 401(k) Plan. Effective as of no later than the day immediately preceding the Closing Date, each of the Company and any ERISA Affiliate shall terminate any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) (unless Parent provides written notice to the Company that such 401(k) Plans shall not be terminated). Unless Parent provides such written notice to the Company, no later than five (5) Business Days prior to the Closing

Date, the Company shall provide Parent with evidence that each 401(k) Plan has been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors of the Company, or such ERISA Affiliate, as the case may be. The form and substance of such resolutions shall be subject to review and approval of Parent. The Company also shall take such other actions in furtherance of terminating each 401(k) Plan as Parent may reasonably require.

4.15 U.S. GAAP Audit. The Company shall have retained Moss Adams LLP to complete a U.S. GAAP audit of its consolidated financial statements for the Company for the two (2) most recently completed fiscal years and the period from January 1, 2014 to the calendar quarter ending March 31, 2014. Such financial statements and audit report shall be available and delivered to Parent prior to the Closing and shall be suitable for inclusion in Parent’s SEC filings.

4.16 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees to conduct its business, except to the extent that Parent shall otherwise consent in writing, in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay the debts and Taxes of the Company when due (subject to Parent’s review and comment prior to the filing of any income or material Tax Return), to pay or perform other obligations when due, and to use commercially reasonable efforts to preserve intact the present business organizations of the Company, to use commercially reasonable efforts to keep available the services of the present officers and Employees of the Company and to use commercially reasonable efforts to preserve the relationships of the Company with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing business of the Company at the Effective Time. Except as expressly contemplated by this Agreement and except as expressly set forth in Section 4.16 of the Disclosure Schedule, the Company shall not, without the prior written consent of Parent:

(a) cause or permit any modifications, amendments or changes to the Company Corporate Governance Documents;

(b) undertake any expenditure, transaction or commitment exceeding $15,000 individually or $50,000 in the aggregate or any commitment or transaction of the type described in Section 2.21 hereof;

(c) pay, discharge, waive or satisfy, in an amount in excess of $15,000 in any one case, or $50,000 in the aggregate, any claim, liability, right or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business (and, in the case of claims and debt, which are reflected or reserved against in the Company Balance Sheet);

(d) adopt or change accounting methods or practices (including any change in depreciation or amortization policies or rates) other than as required by GAAP;

(e) make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, file any material amended Tax Return without prior written consent of Parent or file any income or material Tax Return unless a copy of such Tax Return has been delivered or made available to Parent for review and comment a reasonable time prior to filing pursuant to Section 4.12;

(f) revalue any of its assets (whether tangible or intangible), including writing down the value of inventory or writing off notes or accounts receivable;

(g) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock with respect to the Company or split, combine or reclassify any Company Capital Stock with respect to the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock with respect to the Company, or directly or indirectly repurchase, redeem or otherwise acquire any shares of Company Capital Stock with respect to the Company (or options, warrants or other rights convertible into, exercisable or exchangeable for Company Capital Stock), except in accordance with the agreements evidencing Company Options outstanding as of the date hereof and previously disclosed in writing to Parent;

(h) increase or otherwise change the salary, welfare, benefits or other compensation payable or to become payable to any officer, director, employee, consultant or advisor, or make any declaration, payment or commitment or obligation of any kind for the payment (whether in cash, equity or other property) of a mandatory severance and any/all payments incurred by termination or expiration of an employment contract or employment relationship, change of control payment, any outstanding salary, overtime pay, bonus, allowances, subsidies or other additional compensation or ex-gratia payment to any such person;

(i) sell, lease, license, transfer or otherwise dispose of or grant any security interest in any of its properties or assets not in the ordinary course of business and consistent with past practice;

(j) make any loan to any Person or purchase debt securities of any Person or amend the terms of any outstanding loan agreement, except for advances to employees for travel and business expenses in the ordinary course of business consistent with past practices;

(k) incur any indebtedness for borrowed money, amend the terms of any outstanding loan agreement, guarantee any indebtedness for borrowed money of any Person, issue or sell any debt securities or guarantee any debt securities of any Person;

(l) waive or release any right or claim of the Company, including any write-off or other compromise of any account receivable of the Company;

(m) commence or settle any lawsuit, threat of any lawsuit or proceeding or other investigation by or against the Company, or relating to any of its respective businesses, properties or assets, without the express prior written consent of Parent;

(n) issue, grant, deliver or sell or authorize or propose or contract for the issuance, grant, delivery or sale of, or purchase or propose or contract for the purchase of, any Company Capital Stock or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities, except for the issuance of Company Capital Stock pursuant to the exercise of outstanding Company Options or the conversion of Company Preferred Stock;

(o) (i) sell, lease, license or transfer to any Person any rights to any Company Intellectual Property or enter into any agreement or modify or amend any existing agreement with respect to any Company Intellectual Property with any Person or with respect to any Intellectual Property or Intellectual Property Rights of any Person except in the ordinary course of business consistent with past practice, (ii) purchase or license any Intellectual Property or Intellectual Property Rights or enter into any agreement or modify or amend any existing agreement with respect to the Intellectual Property or Intellectual Property Rights of any Person other than commercially available off the shelf third party software licenses not in excess of $15,000 individually or $50,000 in the aggregate, or (iii) enter into any agreement or modify or amend any existing agreement with respect to the development of any Intellectual Property or Intellectual Property Rights with a third party;

(p) enter into or amend any Contract pursuant to which any other party is granted marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to any Company Products;

(q) enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify or terminate any of the terms of any Lease Agreements, or waive any term or condition thereof or grant any consents thereunder;

(r) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any real property or any part thereof; commit any waste or nuisance on any such property; or make any material changes in the construction or condition of any such property;

(s) terminate, amend or otherwise modify (or agree to do so), or violate the terms of, any of the Contracts set forth or described in Section 4.16(s) of the Disclosure Schedule;

(t) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, or create or participate in, either directly or indirectly, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material or any equity securities, individually or in the aggregate, to the business of the Company;

(u) grant any severance or any payment incurred by (i) termination or expiration of an employment contract or employment relationship or (ii) change of control (whether payable in cash, equity or otherwise) to any Employee, except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to Parent, or adopt, or amend any new severance plan, or amend or modify or alter in any respect any severance plan, agreement or arrangement existing on the date hereof;

(v) enact, adopt, amend suspend or cease any employee benefit plan, policy or arrangement, or employee stock purchase or stock option plan, or enter into any employment contract (other than offer letters and letter agreements entered into, in the ordinary course of business and consistent with past practice, with newly hired employees who are terminable “at will” and who are not officers of the Company) or collective bargaining agreement, pay any special bonus or special remuneration (whether payable in cash, equity or otherwise) to any Employee, or increase the salaries or wage rates or fringe benefits (whether payable in cash, equity or otherwise) (including rights to severance or indemnification) of its Employees, except pursuant to agreements outstanding on the date hereof that have been previously been disclosed on the Disclosure Schedule to Parent;

(w) enter into any strategic alliance, affiliate agreement or joint marketing arrangement or agreement;

(x) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock or any other equity or similar incentive awards (including without limitation any long term incentive awards), or reprice stock options (through amendment, exchange or otherwise) or authorize cash payments or new equity awards in exchange for any stock options;

(y) hire, offer to hire or terminate any officer or employee or encourage or otherwise cause any officer to resign from the Company;

(z) promote, demote, terminate or otherwise change the employment status or job position, or increase or decrease the salary of any employee;

(aa) alter, or enter into any commitment to alter, its interest in any corporation, association, joint venture, partnership or business entity in which an the Company directly or indirectly holds any interest;

(bb) cancel, amend or renew any insurance policy;

(cc) enter into any agreement pursuant to which the Company subjects any Intellectual Property to a source code escrow, or amend any existing agreement to provide for such an escrow; or

(dd) take, commit, or agree in writing or otherwise to take, any of the actions described in Sections 4.16(a) through 4.16(cc) hereof, or any other action that would (i) prevent the Company from performing, or cause the Company not to perform, its covenants or agreements hereunder or (ii) cause or result in any of its respective representations and warranties contained herein being untrue or incorrect.

ARTICLE 5

CONDITIONS TO THE MERGER

5.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Stockholder Approval. The Requisite Stockholder Approval shall have been obtained.

(b) Governmental and Regulatory Approvals. All Governmental or Regulatory Authority Approvals necessary for consummation of the Merger and the other transactions contemplated hereby shall have been obtained.

(c) No Injunctions or Regulatory Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or Governmental or Regulatory Authority or other legal or regulatory restraint or prohibition preventing the consummation of the Merger and the other transactions contemplated to occur after the Effective Time hereby shall be in effect.

(d) No Illegality or Other Conditions. No Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger or the other transactions contemplated hereby that would prohibit the consummation of the Merger or the other transactions contemplated hereby or that would permit consummation of the Merger only if certain divestitures were made or if Parent, the Surviving Corporation or the Company were to agree to limitations on its business activities or operations.

5.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company.

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to a Parent Material Adverse Effect, materiality or other similar qualification, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date).

(b) Performance. Parent and Merger Sub shall have performed and complied in all material respects with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Parent and Merger Sub at or before the Closing Date.

(c) Officers’ Certificates. The Company shall have received a certificate, dated as of the Closing Date and executed by the chief financial officer of Parent, in customary form and substance reasonable acceptable to the Company, certifying as to the matters set forth in Section 5.2(a) and Section 5.2(b).

5.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to Company Material Adverse Effect, materiality or other similar qualification, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date).

(b) Performance. The Company shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company on or before the Closing Date.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred and no events or circumstances shall have occurred or arisen that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) No Governmental Legal Actions or Proceedings. No Governmental or Regulatory Authority shall have notified Parent, the Company or any of their respective directors, officers, employees, Affiliates or Associates, that such Governmental or Regulatory Authority intends to commence any Action or Proceeding to restrain or prohibit the Merger or any other transactions contemplated hereby or to force rescission of the Merger or any other transactions contemplated hereby, unless such Governmental or Regulatory Authority shall have withdrawn such notice and abandoned such proceedings.

(e) Contract Consents. Parent shall have received the Approvals set forth in Schedule 5.3(e), in form and substance reasonably satisfactory to Parent and all such Approvals shall be in full force and effect.

(f) Contract Terminations. Parent shall have received evidence reasonably satisfactory to it that the Contracts set forth on Schedule 5.3(f) and the Company Shareholder Agreements have been terminated and are of no further force or effect.

(g) Litigation. There shall be no Action or Proceeding of any nature pending, or overtly threatened, against Parent or the Company, their respective properties or any of their respective officers or directors (in their capacities as such) arising out of, or in any way connected with, the Merger or the other transactions contemplated by the terms of this Agreement.

(h) Stockholder Approval. Within twenty-four (24) hours of the execution of this Agreement, the Company shall have delivered the Stockholder Written Consent executed by (i) the holders of at least 90% of the Company Capital Stock, (ii) the holders of a majority of the Company Common Stock, (iii) the holders of at least 95% of the Company Preferred Stock, (iv) the holders of at least 95% of each series of the Company Preferred Stock.

(i) Section 280G Stockholder Approval.

(i) Each Person who might receive any Section 280G Payments shall have executed and delivered to the Company a 280G Waiver, and such 280G Waiver shall be in effect immediately prior to the Effective Time.

(ii) With respect to any payments and/or benefits that Parent determines may constitute “parachute payments” under Section 280G of the Internal Revenue Code with respect to any employees, the Company Stockholders shall have (i) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Internal Revenue Code, any such “parachute payments” or (ii) shall have voted upon and disapproved such parachute payments, and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner, and Parent shall not have any Liabilities with respect to such “parachute payments.”

(j) Employees.

(i) Each of the Signing Date Key Employees shall have executed and delivered to Parent an Offer Letter, which shall be in full force and effect, and none of them shall have taken any action to terminate, revoke or otherwise repudiate any such Offer Letter.

(ii) Each of the Non-Competition Employees (i) shall have entered into a Non-Competition Agreement with Parent and/or the Surviving Corporation which shall be in full force and effect, (ii) shall have performed the obligations thereunder required to be performed prior to the Effective Time and (iii) shall not have taken any action or expressed any intent to terminate or modify such acceptance or intent to leave the employ of Parent of the Company following the Effective Time.

(iii) The requisite percentages of the Key Employees as set forth on Schedule 10.1(a) (x) shall have accepted Offer Letters and shall remain employed by the Company as of the Closing and (y) shall be Continuing Employees as of immediately following the Closing.

(k) Termination of 401(k) Plan. Unless Parent has explicitly instructed otherwise pursuant to Section 4.14 hereof, Parent shall have received from the Company evidence in form and substance reasonably satisfactory to Parent that each 401(k) Plan has been terminated pursuant to resolution of the Company’s Board of Directors or the Board of Directors of the ERISA Affiliate, as the case may be (the form and substance of which shall have been subject to review and approval of Parent), effective as of no later than the day immediately preceding the Closing Date, and Parent shall have received from the Company evidence of the taking of any and all further actions as provided in Section 4.14 hereof

(l) Escrow Agreement. Parent shall have received a duly executed Escrow Agreement from the Company and the Stockholders’ Agent.

(m) Statement of Transaction Expenses. Parent shall have received from the Company the Statement of Transaction Expenses.

(n) Capitalization Certificate. Parent shall have received from the Company a certificate (the “Capitalization Certificate”), dated as of the Closing Date and executed by the president or chief executive officer and secretary of the Company, in a form reasonably acceptable to Parent, setting forth (i) the name, address, telephone number and taxpayer identification number of each Effective Time Company Stockholder and the type and number of shares of Company Capital Stock held by each such Effective Time Company Stockholder, (ii) the date of acquisition of such shares, (iii) the name of each holder of a Company Stock Option that is outstanding immediately prior to the Effective Time and the type and number of shares of Company Capital Stock issuable upon the exercise in full of each such Company Stock Option, (iv) whether withholding with respect to payments to each such Effective Time Company Stockholder or holder of Company Stock Options will be required and (v) the name of each holder of a Company Warrant that is outstanding immediately prior to the Effective Time and the type and number of shares of Company Capital Stock issuable upon the exercise in full of each such Company Warrant.

(o) Closing Schedule. Parent shall have received from the Company Schedule 5.3(n), which sets forth the allocation of payments to be made by Parent at the Closing (or thereafter, as the case may be), the portion of the Aggregate Total Consideration to be received by each (i) Effective Time Company Stockholder, (ii) Electing Optionholder, (iii) holder of Unassumed Options and (iv) Management Plan Participants, the applicable amount to be deducted from the foregoing payments for purposes of the Escrow Amount and the Expense Fund, each Escrow Participant’s Escrow Pro Rata Share, each Indemnifying Party’s Indemnity Pro Rata Share, and the contact information and wire instructions for each payee, as applicable (the “Closing Schedule”).

(p) Officer’s Certificates. Parent shall have received from the Company a certificate, dated as of the Closing Date and executed by an authorized officer of the Company, in customary form and substance reasonably acceptable to Parent, certifying as to the matters set forth in Sections 5.3(a) – (d) inclusive, and (g) (excluding any references therein to Parent).

(q) Secretary’s Certificate. Parent shall have received from the Company a certificate, dated as of the Closing Date and executed by the corporate secretary of the Company, in customary form and substance reasonably acceptable to Parent, certifying as to (i) the certificate of incorporation of the Company, (ii) the bylaws of the Company and (iii) the valid resolutions of the Board of Directors of the Company and the Company Stockholders authorizing this Agreement and the Merger and the other transactions contemplated hereby and thereby.

(r) Certificates of Good Standing. Parent shall have received a long form certificate of good standing for the Company from the Secretary of State of the State of Delaware dated within a reasonable period prior to Closing.

(s) Notice of Dissenter’s Rights. Parent shall have received an affidavit of mailing of a notice to the Company Stockholders as required by Section 4.1, each in form reasonably satisfactory to Parent.

(t) Estimated Closing Balance Sheet. Parent shall have received from the Company the Estimated Closing Balance Sheet pursuant to Section 1.10(a).

(u) Resignation of Officers and Directors. Parent shall have received a written resignation letter from each of the officers and directors of the Company effective as of the Effective Time in a form acceptable to Parent.

(v) Audited Financial Statements. Parent shall have received from the Company the audited financial statements pursuant to Section 4.15.

(w) Management Plan Joinders. Parent shall have received a Management Plan Participant Joinder signed by each Management Plan Participant.

(x) D&O Tail Policy. The D&O Tail Policy shall have been obtained by the Company pursuant to Section 4.08(b).

ARTICLE 6

SURVIVAL & INDEMNIFICATION

6.1 Survival of Representations, Warranties, Covenants and Agreements.

(a) Notwithstanding any right of Parent (whether or not exercised) to investigate the affairs of the Company or a waiver or non-assertion by Parent and Merger Sub of any closing condition set forth in Article 5 or any termination right set forth in Article 7, each party shall have the right to rely fully upon the representations and warranties of the other party or parties hereto set forth in this Agreement, the Escrow Agreement and the certificates and other instruments delivered in connection herewith or therewith.

(b) The representations and warranties of the Company set forth in this Agreement or in any certificates or instruments delivered by the Company in connection herewith or therewith shall survive the Merger and continue until 11:59 p.m. (California time) on the twelve (12) month anniversary of the Closing Date; provided, however, that notwithstanding the foregoing, the representations and warranties of the Company set forth in Section 2.2 (Authority), Section 2.5 (Capitalization), and Section 2.10 (Taxes) shall survive the Merger and continue until 11:59 p.m. (California time) on the thirty-sixth (36) month anniversary of the Closing Date (the representations and warranties set forth in Sections 2.2, 2.5, and 2.10 being referred to herein as the “Special Representations”) and the representations and warranties of the Company set forth in Section 2.18 (Intellectual Property) shall survive the Merger and continue until 11:59 p.m. (California time) on the eighteen (18) month anniversary of the Closing Date (the representations and warranties set forth in Section 2.18 being referred to herein as the “Intellectual Property Representations”). The applicable expiration date described above is referred to herein as the “Expiration Date.” Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) no right to indemnification pursuant to Article 6 in respect of any claim that is set forth in an Officer’s Certificate delivered in accordance with the terms hereof prior to the applicable Expiration Date shall be affected by the expiration of such representations and warranties pursuant hereto and (ii) no such expiration shall affect the rights of any Parent Indemnified Party under Article 6 or otherwise to pursue claims for indemnification for Losses arising out of any fraud or willful misconduct until the expiration of the applicable statute of limitations. Except with respect to (A) claims for indemnification for Losses arising out of fraud or willful misconduct, (B) claims for indemnification for Losses arising out of a breach of, or inaccuracy in, the Special Representations or (C) claims for indemnification for Losses arising out of a breach of the covenants (including, without limitation, each agreement set forth in this Agreement or the Escrow Agreement that survive the Merger in accordance with their respective terms, no Parent Indemnified Parties shall be permitted to bring and the Indemnifying Parties shall not have any Liability for any claim for a breach of a representation, warranty, covenant or agreement contained in this Agreement, the Escrow Agreement and the certificates and instruments delivered in connection herewith and therewith, to the extent notice of such claim set forth in an Officer’s Certificate is not delivered to the applicable Indemnifying Party prior to the applicable Expiration Date.

(c) In the event that the Merger is consummated, the representations and warranties of Parent and Merger Sub set forth in this Agreement or in any certificate or other instrument delivered in connection herewith shall expire and be of no further force or effect.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the covenants and other agreements set forth in this Agreement or in the Escrow Agreement shall survive the Merger indefinitely in accordance with their respective terms.

6.2 Indemnification.

(a) Subject to the limitations set forth in this Article 6, from and after the Effective Time, the Effective Time Company Stockholders, the holders of In-the-Money Company Stock Options, the holders of Company Warrants and the Management Plan Participants (for purposes of Section 4.12 and this Article 6, the “Indemnifying Parties”) shall indemnify and hold harmless, Parent, Merger Sub, the Surviving Corporation and their respective directors, officers, employees, agents, Affiliates and Associates (each, a “Parent Indemnified Party” and collectively, the “Parent Indemnified Parties”) from and against any and all Losses (whether or not involving a third party claim) paid, suffered, incurred or sustained by Parent or any other Parent Indemnified Party as a result of any assessments, Taxes, claims, demands, assertions of liability, threatened actions, suits or proceedings (whether civil, criminal, administrative or investigative) directly or indirectly arising out of, resulting from or in connection with:

(i) (A) any failure of any representation or warranty made by the Company in this Agreement as modified by the Company Disclosure Schedule (including any exhibit or schedule to the Company Disclosure Schedule) to be true and correct as of the date of this Agreement and as of the Effective Time as though such representation or warranty were made as of the Effective Time, except in the case of representations and warranties which by their terms speak only as of a specific date, in which event for any failure of any such representation or warranty to be true and correct as of such date, or (B) any failure of any certification, representation or warranty made by the Company in any certificate delivered to Parent pursuant to any provision of this Agreement (other than the Capitalization Certificate and the Statement of Transaction Expenses) to be true and correct as of the date of such certificate, and limited, in each case, with respect to representations contained in Section 2.10, to Losses related to Pre-Closing Tax Periods;

(ii) any inaccuracy in the Capitalization Certificate or Closing Schedule;

(iii) any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement or the Company Disclosure Schedule (including any exhibit or schedule to the Company Disclosure Schedule);

(iv) any Transaction Expenses of the Company that are not reflected in the Statement of Transaction Expenses;

(v) any payments paid with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the amounts that otherwise would have been payable pursuant to Section 1.6(a) upon the exchange of such Dissenting Shares;

(vi) any Taxes or Losses for which the Indemnifying Parties are responsible pursuant to Section 4.12; and

(vii) any Final Shortfall Amount as determined pursuant to Section 1.10(b).

(viii) the costs of defending against any Third Party Claim against Parent or any other Parent Indemnified Party following the Closing (other than the costs of settling any such third party Actions), but solely to the extent that a Parent Indemnified Party would be entitled to recover for such Losses pursuant to a matter listed in Section 6.2(a) if such Third Party Claim was ultimately determined in favor of the third party making such claim, and provided that recovery for such Losses by any Parent Indemnified Party shall be subject to the same limitations contained in this Article VI as the matter listed in Section 6.2(a) to which such indemnifiable Loss relates.

(b) In determining the amount of any Losses in respect of the failure of any representation or warranty to be true and correct as of any particular date (but not in determining whether any such representations and warranties failed to be true and correct as of any particular date), any “materiality” or “material adverse effect” standard or qualification contained in such representation or warranty shall be disregarded.

6.3 Limitations on Indemnification Recoveries. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is consummated:

(a) The Indemnifying Parties shall not be liable for any indemnification claim under Section 6.2(a)(i) (except in the case of claims for indemnification for Losses arising out of fraud or willful misconduct or arising out of any failure of the Special Representations to be true and correct, as to which this limitation shall not apply) unless and until the aggregate amount of the indemnifiable Losses for such claims equals or exceeds $200,000 (the “Threshold”), at which time all Losses incurred shall be subject to indemnification hereunder in full from the first dollar thereof, including the amount of the Threshold.

(b) The Parent Indemnified Parties collectively may not recover any claims for indemnification pursuant to Section 6.2(a)(i) for Losses paid, suffered, incurred or sustained by Parent Indemnified Parties (or any of them) that exceed the Escrow Amount in the aggregate; provided, however, that notwithstanding the foregoing, the above limitation shall not apply to (A) claims for indemnification for Losses arising out of fraud or willful misconduct, (B) claims for indemnification for Losses arising out of a breach of, or inaccuracy in, the Special Representations, (C) claims for indemnification for Losses arising out of a breach of, or inaccuracy in, the Intellectual Property Representations in which case the Parent Indemnified Parties collectively may recover any such claims for an amount up to the $8,200,000 in the aggregate or (D) claims for indemnification under Section 6.2(a)(ii), Section 6.2(a)(iii) Section 6.2(a)(iv), Section 6.2(a)(v), Section 6.2(a)(vi) or Section 6.2(a)(vii).

(c) The amount of Losses that the Parent Indemnified Parties (or any of them) may recover pursuant to a claim for indemnification pursuant to Section 6.2(a) shall be offset, on a dollar-for-dollar basis, against (i) any amounts actually received by the Parent Indemnified Parties making such claim in respect of the Losses forming the basis of such claim for indemnification from a third party pursuant to any indemnification or other similar right and (ii) any amounts actually received by the Parent Indemnified Parties making such claim in respect of the Losses forming the basis of such claim for indemnification from a third party under any insurance policy or other similar arrangement, in the case of the foregoing clauses (i) and (ii), net of any and all applicable collection costs and a reasonable valuation of any premium adjustments resulting therefrom (the “Third Party Recovery Limitation”); provided, however, that notwithstanding the foregoing, the Third Party Recovery Limitation shall not apply to claims for indemnification for Losses arising out of fraud or willful misconduct and shall not be interpreted or construed to require the Parent Indemnified Parties (or any of them) to take any action to seek, pursue or otherwise procure any such third party recoveries or insurance proceeds (and, in the event that the Parent Indemnified Parties shall elect not to seek or otherwise pursue any such third party recoveries or insurance proceeds, the Third Party Recovery Limitation shall not apply).

(d) Each Indemnifying Party shall be liable on a joint and several basis solely to the extent of the Escrow Fund until it is exhausted or released pursuant to Section 6.4 and thereafter, each Indemnifying Party shall be severally, and not jointly, liable for its respective indemnification obligations under Section 6.2(a) in accordance with the applicable “Indemnity Pro Rata Share Percentage” set forth opposite such Indemnifying party’s name on the Closing Schedule (each such percentage, such Indemnifying Party’s “Indemnity Pro Rata Share”).

(e) Each Indemnifying Party’s aggregate maximum indemnification obligations under this Agreement or in connection with the transactions contemplated under this Agreement shall not exceed the total consideration paid to such Indemnifying Party; provided, however, that the foregoing limitation shall not apply with respect to any Indemnifying Party for claims for indemnification for Losses arising out of fraud or willful misconduct by such Indemnifying Party.

(f) The indemnification provisions set forth in this Article 6 shall be the sole and exclusive remedy for claims by the Parent Indemnified Parties arising out of the matters relating to this Agreement, any certificate or other document related hereto or delivered pursuant to this Agreement or the transactions contemplated hereby or thereby; provided, however, that the foregoing limitation on remedies shall not apply (i) to claims for indemnification for Losses arising out of fraud or willful misconduct or (ii) if the Merger is not consummated.

(g) In the event of any indemnification claim payment hereunder in excess of the Escrow Amount, the Parent Indemnified Parties shall first seek recourse from the Escrow Fund until it is exhausted or released pursuant to Section 6.4 and thereafter, in accordance with Section 6.5(b).

6.4 Period for Indemnification Claims Against Escrow Fund. The period during which claims for indemnification for Losses may be made against the Escrow Fund shall commence at the Effective Time and terminate on the date that is twelve (12) months following the Closing Date (the “Escrow Period”). Notwithstanding anything to the contrary contained in this Agreement, at the conclusion of the Escrow Period, such portion of the Escrow Fund as is reasonably determined jointly by Parent and the Stockholders’ Agent to be necessary to satisfy any unresolved or unsatisfied claims for indemnification for Losses specified in any Officer’s Certificate delivered in good faith by Parent and in accordance with the terms hereof prior to expiration of the Escrow Period shall remain in the Escrow Fund until the earlier of (a) the date such claims have been finally and fully resolved or satisfied or (b) the delivery of joint written instructions by Parent and the Stockholders’ Agent directing the distribution of such remaining portion of the Escrow Fund to the Escrow Participants. The remainder, if any, of the Escrow Fund shall be paid to the Escrow Participants promptly (and in any event within five (5) Business Days) after the expiration of the Escrow Period and the Parent and the Stockholders’ Agent shall give the Escrow Agent written instructions to that effect. After the expiration of the Escrow Period, upon a final resolution of a pending claim for Losses, the portion of the Escrow Fund remaining, if any, after such Losses have been satisfied, shall be returned to the Escrow Participants promptly (and in any event within five (5) Business Days) after the final resolution of the underlying claim.

6.5 Indemnification Claim Procedures.

(a) Claim Procedures During the Escrow Period.

(i) On or before the expiration of the Escrow Period, Parent may deliver to the Escrow Agent, on behalf of itself or any other Parent Indemnified Parties, a certificate signed by any officer of Parent (an “Officer’s Certificate”):

(1) stating that a Parent Indemnified Party has paid, suffered, incurred or sustained (or reasonably and in good faith anticipates that it may pay, suffer, incur or sustain) Losses for which such Parent Indemnified Party is entitled to indemnification pursuant to Section 6.2;

(2) stating the amount of such Losses (which, in the case of Losses not yet paid, suffered, incurred, sustained, may be the maximum amount reasonably anticipated to be so paid, suffered, incurred or sustained);

(3) specifying in reasonable detail (based upon the information then possessed by Parent) the individual items of such Losses included in the amount so stated and the nature of the claim for indemnification to which such Losses relate; and

(4) the specific provisions of this Agreement that form the basis for such claim for indemnification for such Losses.

(ii) At the time of delivery of any Officer’s Certificate to the Escrow Agent, Parent shall deliver a duplicate copy of such Officer’s Certificate to the Stockholders’ Agent, and for a period of twenty (20) Business Days after such delivery to the Escrow Agent and the Stockholders’ Agent of such Officer’s Certificate, the Escrow Agent shall make no payment or other disbursement of Escrow Funds pursuant to this Section 6.5 unless the Escrow Agent shall have received written authorization from the Stockholders’ Agent to make such delivery or disbursement. After the expiration of such 20-Business Day period, the Escrow Agent shall make deliver or disburse cash from the Escrow Fund having a value equal to such Losses from the Escrow Fund to Parent in accordance with this Section 6.5; provided, however, that no such delivery may be made if and to the extent the Stockholders’ Agent shall object in a written statement to any claim or claims made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent and to Parent prior to the expiration of such 20-Business Day period pursuant to Section 6.6.

(b) Claims in Excess of the Escrow Fund or After the Escrow Period. Subject to the limitations set forth in Section 6.3, in the event that any Parent Indemnified Party pursues a claim that is either in excess of the amount of the Escrow Fund or, subject to Section 6.1, arises after expiration of the Escrow Period, then Parent may pursue a claim directly against the Indemnifying Parties. Subject to Section 6.6, an Indemnifying Party shall promptly, and in no event later than 30 days after receipt of an Officer’s Certificate from Parent, make payment by wire transfer of immediately available funds to the Parent Indemnified Party in the amount of cash equal to the Indemnifying Party’s applicable Indemnity Pro Rata Share (as set forth opposite such Indemnifying Party’s name on the Closing Schedule) of the indemnification obligations with respect to the Loss.

(c) Subject to Section 6.1, no delay in providing an Officer’s Certificate in accordance with the terms hereof shall affect a Parent Indemnified Party’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or any other applicable Indemnifying Parties are materially prejudiced thereby.

6.6 Resolution of Objections to Indemnification Claims.

(a) If the Stockholders’ Agent (or after the Escrow Period, an Indemnifying Party) objects in writing to any claim or claims by Parent made in any Officer’s Certificate within the 20-Business Day period referenced in Section 6.5, Parent and the Stockholders’ Agent (or after the Escrow Period, an Indemnifying Party) shall attempt in good faith for twenty (20) Business Days after Parent’s receipt of such written objection to resolve such objection. If Parent and the Stockholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and delivered to the Escrow Agent. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and the Escrow Agent shall distribute cash from the Escrow Fund in accordance with the terms of such memorandum.

(b) If no such agreement can be reached during such 20-Business Day period for good faith negotiation, but in any event upon the expiration of such 20-Business Day period, either Parent or the Stockholders’ Agent (or after the Escrow Period, an Indemnifying Party) may bring suit in the courts of the State of California and the Federal courts of the United States of America, in each case, located within the counties of Santa Clara or San Mateo in the State of California to resolve the matter.

(c) Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.

6.7 Stockholders’ Agent.

(a) At the Closing, Shareholder Representative Services LLC shall be constituted and appointed as the Stockholders’ Agent. For purposes of this Agreement, the term “Stockholders’ Agent” shall mean the agent for and on behalf of the Indemnifying Parties to: (i) give and receive notices and communications to or from Parent (on behalf of itself or any other Indemnified Person) relating to this Agreement, the Escrow Agreement, the Merger or any other transactions contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such shareholders individually); (ii) authorize deliveries to Parent of cash from the Escrow Fund in satisfaction of claims for indemnification pursuant to Section 6.2 asserted by Parent Indemnified Parties; (iii) object to such claims pursuant to Section 6.6; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such claims; (v) consent or agree to any amendment to this Agreement and (vi) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. The Person serving as Stockholders’ Agent may resign from such position at any time. If the Person serving as the Stockholders’ Agent shall voluntarily resign, die, become disabled or otherwise be unable to fulfill its or his responsibilities as Stockholders’ Agent, then the holders of a majority in interest of the cash then on deposit in the Escrow Fund shall promptly appoint a successor agent and shall provide written notice thereof to Parent, the Escrow Agent and the Indemnifying Parties. The holders of a majority in interest of the cash then on deposit in the Escrow Fund may, in their discretion and for any reason, replace the Stockholders’ Agent at any time or from time to time upon written notice to Parent, the Escrow Agent and the Indemnifying Parties.

(b) The Stockholders’ Agent shall not be liable to any Escrow Participant or any other former holder of Company Capital Stock for any act done or omitted hereunder as the Stockholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith). In all questions arising under this Agreement or the Escrow Agreement, the Stockholders’ Agent may rely on the advice of counsel, and the Stockholders’ Agent will not be liable to any Escrow Participant for anything done, omitted or suffered in good faith by the Stockholders’ Agent based on such advice. The Stockholders’ Agent will not be required to take any action involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to the Stockholders’ Agent. The Indemnifying Parties shall severally (based on their Indemnity Pro Rata Shares) indemnify the Stockholders’ Agent and hold it harmless from and against any losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs or expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Agent Losses”) arising out of or in connection with the acceptance or administration of its duties hereunder and under the Escrow Agreement, in each case as such Agent Loss is suffered or incurred; provided, that in the event that any such Agent Loss is finally adjudicated to have been directly caused by the bad faith of the Stockholders’ Agent, the Stockholders’ Agent will reimburse the Indemnifying Parties the amount of such indemnified Agent Loss to the extent attributable to such bad faith. If not paid directly to the Stockholders’ Agent by the Indemnifying Parties, any such Agent Losses may be recovered by the Stockholders’ Agent from (i) the funds in the Expense Fund and (ii) cash or other property in the Escrow Fund at such time as any such amounts would otherwise distributable to the Escrow Participants (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person), and such recovery will be made from the Escrow Participants according to their respective pro rata shares of the Escrow Fund set forth on the Closing Schedule; provided, that while this section allows the Stockholders’ Agent to be paid from the Expense Fund and the Escrow Fund, this does not relieve the Indemnifying Parties from their obligation to promptly pay such Agent Losses as they are suffered or incurred, nor does it prevent the Stockholders’ Agent from seeking any remedies available to it at law or otherwise. In no event will the Stockholders’ Agent be required to advance its own funds on behalf of the Indemnifying Parties or otherwise. The Indemnifying Parties acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Stockholders’ Agent or the termination of this Agreement.

(c) After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under this Article 6 shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Indemnifying Parties and shall be final, binding and conclusive upon each such Escrow Participant. Each Parent Indemnified Party shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Escrow Participant.

6.8 Third Party Claims.

(a) In the event Parent becomes aware of a third party claim which Parent believes may result in a claim for indemnification pursuant to Section 6.2(a) by or on behalf of a Parent Indemnified Party (a “Third Party Claim”), Parent shall promptly notify the Stockholders’ Agent of such Third Party Claim if such claim occurs during the Escrow Period, or each of the Indemnifying Parties that Parent (or any other Parent Indemnified Parties) may bring a claim against if such Third Party Claim occurs after the Escrow Period. Subject to Section 6.1, no delay in notifying the Stockholders’ Agent or any other Indemnifying Party of such Third Party Claim in accordance with the terms hereof shall affect a Parent Indemnified Party’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or any other applicable Indemnifying Parties are materially prejudiced thereby.

(b) Parent shall have the right, in its sole discretion, to elect to conduct the defense of any Third Party Claim (and the reasonable costs and expenses incurred by Parent in connection with such defense (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Losses for which the Parent Indemnified Parties may seek indemnification pursuant to Section 6.2). The Stockholders’ Agent (during the Escrow Period) and any other Indemnifying Party against whom any Parent Indemnified Party has brought a claim for indemnification arising out of such Third Party Claim (after the Escrow Period) shall have the right to receive promptly copies of all pleadings, notices and communications with respect to such Third Party Claim to the extent that receipt of such documents does not in the reasonable and good faith judgment of Parent affect any privilege relating to any Parent Indemnified Party, and each such Indemnifying Party shall be entitled, at its expense, to participate in, but not to determine or conduct, any defense of any such Third Party Claim with respect to any such Third Party Claim.

(c) Notification and Reference of Third-Party Claims.

(i) In the event Parent is served with a Third Party Claim, Parent shall notify the Stockholders’ Agent of such Third Party Claim, and the Stockholders’ Agent, as representative for the Indemnifying Parties, shall be entitled, at the expense of the Indemnifying Parties, to participate in any defense of such Third Party Claim. Parent shall have the right in its sole discretion to settle any Third Party Claim following consultation with the Stockholders’ Agent; provided, however, that unless such settlement was obtained with the Stockholders’ Agent’s prior written consent (not to be unreasonably withheld nor delayed), then no such settlement or resolution of such Third Party Claim shall be determinative or create the presumption of either (x) the fact that any Losses may be recovered by any Parent Indemnified Party in respect of such Third Party Claim pursuant to the indemnification provisions of this Article VI or (y) the amount of any Losses that are recoverable by any Indemnified Party pursuant to the indemnification provisions of this Article VI relating to such Third Party Claim. In the event that the Stockholders’ Agent has consented to any such settlement, the amount of such settlement shall be conclusively and irrebuttably presumed to be reasonable, and the Stockholders’ Agent shall not make any objection under any provision of this Article 6 to the amount of any claim by Parent against the Escrow Fund with respect to the amount of Losses incurred by Parent in such settlement.

(ii) In the event the Stockholders’ Agent or an Escrow Participant is served with a Third Party Claim, such Escrow Participant shall notify the Stockholders’ Agent, who shall then promptly notify Parent of such Third Party Claim, and the Stockholders’ Agent shall be entitled, at the expense of the Indemnifying Parties, to participate in any defense of such Third Party Claim. Parent shall have the right in its sole discretion to settle any Third Party Claim following consultation with the Stockholders’ Agent; provided, however, that unless such settlement was obtained with the Stockholders’ Agent’s prior written consent (not to be unreasonably withheld nor delayed), then no such settlement or resolution of such Third Party Claim shall be determinative or create the presumption of either (x) the fact that any Losses may be recovered by any Parent Indemnified Party in respect of such Third Party Claim pursuant to the indemnification provisions of this Article VI or (y) the amount of any Losses that are recoverable by any Indemnified Party pursuant to the indemnification provisions of this Article VI relating to such Third Party Claim. In the event that the Stockholders’ Agent has consented to any such settlement, the amount of such settlement shall be conclusively and irrebuttably presumed to be reasonable, and the Stockholders’ Agent shall not make any objection under any provision of this Article 6 to the amount of any claim by the Escrow Participant against Parent with respect to the amount of Losses incurred by the Escrow Participant in such settlement.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. Except as provided in Section 7.2, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) by mutual agreement of the Parent and the Company;

(b) by Parent or the Company, if the Effective Time has not occurred before 5 p.m. Pacific Time on August 31, 2014; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose willful failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c) by Parent or the Company if there shall be:

(i) a final nonappealable order of a federal or state court in effect preventing consummation of the Merger; or

(ii) any statute, rule, regulation or order enacted, promulgated, or issued or deemed applicable to the Merger by any Governmental or Regulatory Authority that would make consummation of the Merger illegal;

(d) by Parent, if there shall be any action taken, or any Law or Order enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental or Regulatory Authority, that would: (i) prohibit Parent’s ownership or operation of all or any portion of the business of the Company or (ii) compel Parent to dispose of or hold separate all or any portion of the Assets and Properties of the Company, or limit its operation of the Company’s business, as a result of the Merger;

(e) by Parent, if there has been:

(i) a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company, provided that (x) the Company has not cured such breach within ten (10) days after the Company receives written notice of such breach (provided, however, no cure period shall be required for a breach which by its nature cannot be cured) and (y) as a result of such breach any of the conditions set forth in Section 5.1 or Section 5.3, as the case may be, would not be satisfied as of the time of such breach; or

(ii) a Company Material Adverse Effect, provided that the Company has not cured such circumstances within ten (10) days after the Company receives written notice of such Company Material Adverse Effect (provided, however, no cure period shall be required for such Company Material Adverse Effect which by its nature cannot be cured); or

(f) by the Company, if there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent, provided that (i) Parent has not cured such breach within ten (10) days after Parent receives written notice of such breach (provided, however, no cure period shall be required for a breach which by its nature cannot be cured) and (ii) as a result of such breach any of the conditions set forth in Section 5.1 or Section 5.2, as the case may be, would not be satisfied as of the time of such breach.

7.2 Effect of Termination. In the event of a valid termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub, the Company, the Stockholders’ Agent or any of their respective directors, officers, stockholders, Affiliates or Associates; provided, however, that notwithstanding the foregoing, each of the parties hereto shall remain liable for any breach of this Agreement prior to its termination; and provided further that, the provisions of Section 4.4, Article 6, Article 8 and this Section 7.2 and the applicable definitions set forth in Article 9 shall remain in full force and effect and survive any termination of this Agreement.

7.3 Amendment. Except as is otherwise required by applicable Law after the Company Stockholders approve the Merger and this Agreement, this Agreement may be amended by the parties hereto at any time but only by an instrument in writing duly and validly signed on behalf of and delivered to each of the parties hereto.

7.4 Extension; Waiver. At any time prior to the Effective Time, Parent, Merger Sub, the Company and the Stockholders’ Agent may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements, covenants or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party or parties against which such waiver or extension is asserted.

ARTICLE 8

MISCELLANEOUS

8.1 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by nationally recognized overnight courier prepaid, to the parties at the following addresses:

If to Parent to:

Audience, Inc.

331 Fairchild Drive

Mountain View, CA 94043

Attn:     Chief Executive Officer

and

Audience, Inc.

331 Fairchild Drive

Mountain View, CA 94043

Attn:    General Counsel

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attn:    Michael Danaher, Esq.

Attn:    Julia Reigel, Esq.

If to the Company (prior to the Effective Time) to:

Sensor Platforms, Inc.

2860 Zanker Road, Suite 210

San Jose, CA 95134

Attn:    Dan Brown

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

Three Embarcadero Center

24 Floor

San Francisco, CA 94111

Attn:    Jared Jensen, Esq.

If to the Stockholders’ Agent to:

Shareholder Representative Services LLC

1614 15th Street, Suite 200

Denver, CO 80202

Attn: Managing Director

Email: deals@srsacquiom.com

Facsimile No.: (303) 623-0294

Telephone No.: (303) 648-4085

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 8.1, be deemed given upon delivery and (ii) if delivered by overnight courier to the address as provided in this Section 8.1, be deemed given on the earlier of the first Business Day following the date deposited with such overnight courier with the requisite payment and instructions to effect delivery on the next Business Day or upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 8.1). Any party from time to time may change its address or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

8.2 Entire Agreement. This Agreement and the Exhibits and Schedules hereto, including the Company Disclosure Schedule and the Transaction Agreements, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the confidentiality provisions of the Confidentiality Agreement, which shall continue in full force and effect and shall survive any termination of this Agreement in accordance with its terms.

8.3 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

8.4 Third Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of Parent, Merger Sub, the Company, the Stockholders’ Agent and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person other than any Company Indemnified Parties under Section 4.8 and any Parent Indemnified Party under Article 6.

8.5 No Assignment. Neither this Agreement nor any right, interest or obligation hereunder may be assigned (by operation of Law or otherwise) by any party without the prior written consent of the other parties and any attempt to do so will be void.

8.6 Successors and Assigns. This Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

8.7 Headings. The headings and table of contents used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

8.8 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance therefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

8.9 Governing Law; This Agreement, the Certificate of Merger and the Escrow Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

8.10 WAIVER OF TRIAL BY JURY. IN ANY ACTION OR PROCEEDING ARISING HEREFROM, THE PARTIES HERETO CONSENT TO TRIAL WITHOUT A JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ITS SUCCESSORS AGAINST ANY OTHER PARTY HERETO OR ITS SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF ACTION OR PROCEEDING.

8.11 Construction. The parties hereto agree that this Agreement is the product of negotiation between sophisticated parties and individuals, all of who were represented by counsel and each of who had an opportunity to participate in and did participate in the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any party hereto but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentem.

8.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

8.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Except where this Agreement specifically provides for arbitration, it is agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.14 Conflict of Interest; Ownership of Attorney-Client Privilege. If the Stockholders’ Agent so desires, acting on behalf of the Indemnifying Parties and without the need for any consent or waiver by the Company or Parent, Goodwin Procter LLP (the “Existing Counsel”) shall be permitted to represent any of Indemnifying Parties or the Stockholders’ Agent after the Closing in connection with any matter, including without limitation, anything related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, the Existing Counsel shall be permitted to represent the Indemnifying Parties, the Stockholders’ Agent, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversary proceeding) with Parent, the Company or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims. The Indemnifying Parties, the Company and the Stockholders’ Agent (collectively, the “Company Parties”) have received representation from Existing Counsel in connection with this Agreement and the transactions contemplated hereby and thereby (the “Acquisition Engagement”). To the extent that communications between a Company Party, on the one hand, and Existing Counsel, on the other hand, relate to the Acquisition Engagement, such communication shall be deemed to be attorney-client confidences that belong solely to the Stockholders’ Agent, for and on behalf of the Indemnifying Parties, and not the Company or Surviving Corporation. Neither Parent nor any of its Affiliates, including the Surviving Corporation, shall have access to (and Parent hereby waives, on behalf of each, any right of access it may otherwise have with respect to) any such communications or the files or work product of Counsel, to the extent that they relate to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, Parent acknowledges and agrees, for itself and on behalf of its Affiliates, including the Surviving Corporation, upon and after the Closing: (i) the Stockholders’ Agent, for and on behalf of the Indemnifying Parties, and Existing Counsel shall be the sole holders of the attorney-client privilege with respect to the Acquisition Engagement, and neither Parent nor any of its Affiliates, including the Surviving Corporation, shall be a holder thereof; (ii) to the extent that files or work product of Existing Counsel in respect of the Acquisition Engagement constitute property of the client, only the Stockholders’ Agent, for and on behalf of the Indemnifying Parties, shall hold such property rights and have the right to waive or modify such property rights; and (iii) Existing Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications, files or work product to Parent or any of its Affiliates, including the Surviving Corporation, by reason of any attorney-client relationship between Existing Counsel and the Company or otherwise; provided that, to the extent any communication is both related and unrelated to the Acquisition Engagement, Existing Counsel shall provide (and the Stockholders’ Agent, for and on behalf of the Indemnifying Parties, shall instruct Existing Counsel to provide) appropriately redacted versions of such communications, files or work product to Parent or its Affiliates, including the Surviving Corporation. Notwithstanding and without limiting the foregoing, in the event that a dispute arises between any of Parent or the Surviving Corporation or their Affiliates, on one hand, and any of the Indemnifying Parties or Stockholders’ Agent (on behalf of the Indemnifying Parties), on the other hand, concerning the matters contemplated in this Agreement, Parent, for itself and on behalf of its Affiliates and the Surviving Corporation and its Affiliates, agrees that Parent, the Surviving Corporation and their Affiliates shall not offer into evidence or otherwise attempt to use or assert the foregoing attorney-client communications, files or work product against the Stockholders’ Agent or the Indemnifying Parties.

ARTICLE 9

DEFINITIONS AND INTERPRETATIONS

9.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings (with correlative meanings for the singular or plural forms thereof):

“Action or Proceeding” means any action, suit, complaint, petition, investigation, proceeding, arbitration, litigation or Governmental or Regulatory Authority investigation, audit or other proceeding, whether civil or criminal, in law or in equity, or before any arbitrator or Governmental or Regulatory Authority.

“Affiliate” means, with respect to any Person, (i) any other Person directly or indirectly controlling, controlled by or under common control with, that Person, (ii) any other Person that owns or controls fifty percent (50%) or more of any class of equity securities (including any equity securities issuable upon the exercise of any option or convertible security) of that Person or any of its affiliates, or (iii) as to a corporation, each director and officer thereof and as to a partnership, each general partner thereof and as to a limited liability company, each managing member or similarly authorized Person thereof (including officers) and as to any other entity, each Person exercising similar authority to those of a director or officer of a corporation. For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

“Approval” means any approval, authorization, consent, permit, qualification or registration, or any waiver of any of the foregoing, required to be obtained from or made with, or any notice, statement or other communication required to be filed with or delivered to, any Governmental or Regulatory Authority or any other Person.

“Assets and Properties,” with respect to any Person, means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by such Person, including cash, cash equivalents, Investment Assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

“Associate” means, with respect to any Person, any corporation or other business organization of which such Person is an officer or partner or is the beneficial owner, directly or indirectly, of ten percent (10%) or more of any class of equity securities, any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity and any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

“Board of Directors” means, with respect to any Person, the board of directors or other governing body of such Person as described in such Person’s certificate of incorporation or other organizational documents or by mandated by Law.

“Business Combination” means, with respect to any Person, (i) any merger, consolidation, share exchange reorganization or other business combination transaction to which such Person is a party, (ii) any sale, dividend, split or other disposition of any capital stock or other equity interests of such Person (except for issuances of common stock upon conversion of preferred stock outstanding on the date hereof or the exercise of any options or warrants outstanding on the date hereof or issued in accordance with the covenants of this Agreement), (iii) any tender offer (including a self tender), exchange offer, recapitalization, restructuring, liquidation, dissolution or similar or extraordinary transaction involving such Person, (iv) any sale, dividend or other disposition of all or a material or significant portion of the Assets and Properties of such Person (including by way of exclusive license or joint venture formation) or (v) the entering into of any agreement or understanding, the granting of any rights or options, or the acquiescence of such Person with respect to any of the foregoing.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of California are authorized or obligated to close.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and the rules and regulations promulgated thereunder.

“Company Capital Stock” means Company Common Stock, Company Preferred Stock and any other shares of capital stock, if any, of the Company, taken together.

“Company Core Technology” means all Company Products other than OSP, and for the avoidance of doubt, includes without limitation all version of the FreeMotion Library (including versions under development), and all Company’s sensor fusion, context awareness, and PDR algorithms and libraries.

“Company Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any Liability, including, without limitation, the Company Stock Option Plan.

“Company Intellectual Property” means any Intellectual Property Rights owned or purported to be owned by Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person other than Company that (i) are licensed to Company or (ii) for which Company has received from such Person a covenant not to sue or assert or other immunity from suit.

“Company Material Adverse Effect” means a change, effect, event, occurrence or circumstance that is materially adverse to the business, prospects, condition (financial or other), operations, results of operations, Assets and Properties, Liabilities of the Company, other than (i) any change, circumstance, event or effect resulting from any of the following: (A) changes in general economic or political conditions or the securities, credit or financial markets in general or (B) general changes or developments in the industries in which the Company operates, including general changes in applicable Laws or Legal Requirements, except, in each case, to the extent such changes or developments would reasonably be expected to have a materially disproportionate impact on the Company, taken as a whole, relative to other Persons operating in the industry sector or sectors in which the Company operates in the ordinary course of business, or (ii) any failure to meet internal or published projections, forecasts or revenue predictions for any period.

“Company Products” mean all products and services of the Company that are currently offered, sold, supported, or distributed by the Company or that have been offered, sold, supported, or distributed by the Company in the 3 years prior to the date hereof.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned by, purported to be owned, under obligation of assignment to the Company, regardless of whether such ownership has been recorded.

“Company Restricted Stock” means shares of Company Capital Stock that are unvested or are subject to a repurchase option, substantial risk of forfeiture or other similar condition under any applicable restricted stock purchase agreement or other similar agreement with the Company.

“Company Shareholder Agreements” mean, collectively, the Series A-1 Investors’ Rights Agreement, the Series A-1 Voting Agreement; the Series A-1 Preferred Stock Purchase Agreement, and the Series A-1 Preferred Stock and Warrant Purchase Agreement.

“Company Source Code” means the human readable source code and similar source materials (including, programmer’s notes and comments) of all Company owned or developed software (including Company Products), together with all extracts, portions and segments thereof.

“Company Source Code” means the human readable source code of all Company owned or developed software (including such source code of Company Products), together with all extracts, portions and segments thereof.

“Company Stock Option Plan” means the Company’s 2004 Stock Plan, as amended.

“Company Stockholder” means a holder of Company Capital Stock at any point in time prior to the Effective Time.

“Continuing Employees” mean the respective employees and service providers of the Company hereto who have entered into an “at-will” employment arrangement with Parent and/or the Surviving Corporation effective as of Closing and who have not terminated, declined, rescinded or repudiated any such arrangement as of the Closing.

“Contract” means any contract, agreement or other binding arrangement or understanding, whether written or oral.

“DOL” means the Department of Labor or any successor agency.

“Effective Time Common Stockholder” means any holder of Company Common Stock as of immediately prior to the Effective Time.

“Effective Time Company Stockholder” means any holder of Company Capital Stock as of immediately prior to the Effective Time.

“Effective Time Preferred Stockholder” means any holder of Company Preferred Stock as of immediately prior to the Effective Time.

“Employee” means any current or former or retired employee, consultant or director of the Company.

“Employment Agreement” means each management, employment, severance, consulting, relocation, repatriation, expatriation or other similar agreement, contract or understanding between the Company and any Employee.

“Environmental Law” means any federal, state, local or foreign law, statute, regulation or ordinance relating to environmental, health and safety matters or Hazardous Materials, including the Comprehensive, Environmental Response Compensation and Liability Act, the Clean Air Act, the Federal Water Pollution Control Act, the Solid Waste Disposal Act, the Federal Insecticide, Fungicide and Rodenticide Act and the California Safe Drinking Water and Toxic Enforcement Act.

“Environmental Permit” means any permit, license, approval, consent or authorization required under or in connection with any Environmental Law.

“Equity Equivalents” means securities (including Options to purchase any shares of Company Capital Stock) which, by their terms, are or may be exercisable, convertible or exchangeable for or into common stock, preferred stock or other securities at the election of the holder thereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any other current or former Person or entity under common control with the Company or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Internal Revenue Code, and the regulations issued thereunder.

“Escrow Agent” means U.S. Bank National Association, a national banking association or any successor thereto designated as the Escrow Agent from time to time under the Escrow Agreement.

“Escrow Fund” has the meaning ascribed thereto in the Escrow Agreement.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, bureau, board, commission, department, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision and shall include any stock exchange, quotation service, the Financial Industry Regulatory Authority and the NASDAQ.

“Hazardous Material” means (i) any petroleum or petroleum products, solvents (including chlorinated solvents), nuclear or radioactive materials, asbestos in any form that is or could become friable, radon, urea formaldehyde foam insulation or polychlorinated biphenyls, (ii) any chemicals, materials, substances or wastes which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import under any Environmental Law or (iii) any other hazardous chemical, material, substance or waste for which standards of conduct are imposed by any Environmental Law.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means all technology, know-how, show-how, techniques, trade secrets, inventions (whether or not patented or patentable) and invention disclosures, algorithms, routines, Software, files, databases and data collections (including knowledge databases, customer lists and customer databases), works of authorship, processes, devices, prototypes, methodologies, documentation, hardware, tools, any media on which any of the foregoing is recorded, and any other embodiments of any of the foregoing of any Intellectual Property Rights.

“Intellectual Property Rights” means any or all of the following and all statutory and/or common law rights throughout the world in, arising out of, or associated therewith or with Intellectual Property: (i) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof and all rights that claim priority therefrom, along with each foreign patent or patent application that shares common disclosure therewith (collectively, “Patents”); (ii) (iii) all copyrights, mask work rights, and similar rights in works of authorship, and any registrations and applications therefor (“Copyrights”); (iv) all rights in industrial designs and any registrations and applications therefor; (v) all trademarks and service marks, and any registrations and applications (collectively, “Trademarks”); (vi) all rights in databases and data collections (including knowledge databases, customer lists and customer databases); (vii) rights to Uniform Resource Locators, Web site addresses and domain names; (viii) any similar, corresponding or equivalent rights to any of the foregoing and (ix) all moral and equivalent rights throughout the world.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“International Employee Plan” means each plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded that has been adopted or maintained by the Company, whether informally or formally, or with respect to which the Company has, will or may have any Liability, for the benefit of Employees who perform services outside the United States.

“Investment Asset” means any debentures, notes or other evidence of Indebtedness, stock, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by the Company.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Key Employee” shall mean the individuals listed on Schedule 10.1(a) hereto that shall become employed by Parent upon the consummation of the Merger and the execution of an Offer Letter and an employment agreement with Parent.

“Knowledge,” with respect to the Company, means (i) the actual knowledge of Dan Brown, John Tingleff, Kevin Shaw, Frank Shemansky and James Steele and (ii) the knowledge of facts that such individuals would reasonably be expected to have after making due inquiry with (A) the employees, directors and officers of the Company and (B) the Company’s counsel, accountants and other consultants with respect to matters in which each such respective advisor has had substantive involvement or engagement with the Company.

“Law” means any law, statute, Order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in the United States, any foreign country, or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

“Legal Requirement” means any federal, state, local, municipal, foreign or other Law, constitution, principle of common law, resolution, guidance, code, order, judgment, edict, decree, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental or Regulatory Authority.

“Liability” means all Indebtedness, obligation and other liability, whether absolute or contingent (or based upon any contingency), known or unknown, fixed or otherwise, due or to become due, whether or not accrued or paid and (unless otherwise indicated) whether or not required to be reflected in or reserved against on financial statements prepared in accordance with GAAP.

“License” means any Contract that grants a Person the right to use or otherwise exploit any Intellectual Property Rights (including any covenants not to sue with respect to any Intellectual Property Rights).

“License” means any Contract that grants a Person the right to use or otherwise enjoy the benefits of any Intellectual Property Rights (including any covenants not to sue with respect to any Intellectual Property Rights).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assessment, encumbrance, security interest, lease (including any capitalization Lease), lien, easement, license, covenant, condition, levy, charge, option, equity, claim or restriction or other encumbrance of any kind, whether voluntarily incurred or by operation of Law or otherwise including any agreement to give or grant any of the foregoing, or any conditional sale Contract or title retention Contract and the filing of any agreement to give any financing statement with respect to any business assets under the uniform commercial code or comparable laws of any jurisdiction, except for any Permitted Lien or any restrictions on transfer generally arising under any applicable federal or state securities Law. For the sake of clarity, the license of Intellectual Property or Intellectual Property Rights does not itself constitute a Lien.

“Loss” means any and all losses, liabilities, damages, fees, fines, Taxes, penalties, deficiencies (including any diminution in value, suffered, incurred or sustained), fees and expenses, including interest thereon, reasonable expenses of investigation, court costs, reasonable fees and expenses of attorneys, accountants and other experts and other expenses of any Action or Proceeding or of any claim, default or assessment (such fees and expenses to include all fees and expenses, including fees and expenses of attorneys, incurred in connection with (i) the investigation or defense of any third party claim and (ii) asserting or disputing any right under this Agreement against any party hereto or otherwise); provided that no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses.

“Major Stockholders” shall mean the individuals and entities listed on Schedule 10.1(b) hereto that shall be required to execute the Stockholder Agreement with Parent.

“Non-Competition Employee” shall mean the individuals listed on Schedule 10.1(c) hereto that shall be required to execute a Non-Competition Agreement with Parent.

“Non-Continuing Employee” shall mean any Employee of the Company who is currently employed by the Company as of the date hereof and is not a Continuing Employee.

“Off-the-Shelf Software” means any software (other than Open Source Materials) that is made generally available to the public on a commercial basis and is licensed on a non-exclusive basis under standard terms and conditions for a license fee of less than twenty-five thousand dollars ($25,000) on a per-user or seat, or perpetual license, basis, as applicable.

“Option,” with respect to any Person, means any security, right, subscription, warrant, option, “phantom” stock right or other Contract (other than the Company Preferred Stock) that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock or other equity interests of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock or other equity interests of such Person or (ii) receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock or other equity interests of such Person, including any rights to participate in the equity, income or election of directors or officers of such Person.

“Order” means any writ, judgment, decree, injunction or other order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“OSP” means the Company’s Open Sensor Platform software project available for download at http://sensorplatforms.github.io/open-sensor-platform/ as of June 1, 2014.

“Parent Material Adverse Effect” means a change, effect, event, occurrence or circumstance that is materially adverse to Parent’s ability to consummate the Merger and the other transactions contemplated hereby, other than (i) any change, circumstance, event or effect resulting from any of the following: (A) changes in general economic or political conditions or the securities, credit or financial markets in general or (B) general changes or developments in the industries in which Parent operates, including general changes in applicable Laws or Legal Requirements, except, in each case, to the extent such changes or developments would reasonably be expected to have a materially disproportionate impact on Parent, taken as a whole, relative to other Persons operating in the industry sector or sectors in which Parent operates in the ordinary course of business, or (ii) any failure to meet internal or published projections, forecasts or revenue predictions for any period.

“Paying Agent” means U.S. Bank National Association, a national banking association.

“Pension Plan” means each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“Permitted Liens” means (i) Liens for Taxes not yet due and for which adequate provision was made on the Company Balance Sheet, (ii) purchase money security interests in supplies and equipment, (iii) encumbrances which in the aggregate are not substantial in amount, do not detract from the value of property subject thereto or the operation of the Person’s business and (iv) Liens imposed by law arising in the ordinary course of business, such as materialmen’s, mechanics’, warehousemans’, landlords’ and other similar Liens which are from obligations not due and payable and are reflected on the Company Balance Sheet.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

“Personally Identifiable Information” means any information that alone or in combination with other information held by or on behalf of the Company or by any Company Product can be used to specifically identify a Person.

“Privacy Legal Requirement” shall mean (i) all applicable Legal Requirements related to data privacy, data security, marketing to consumers, and promotional communications; (ii) the Privacy Policies of the Company, and any public statements that the Company has made regarding its privacy policies and practices; (iii) third party privacy policies or other obligations related to data privacy, data security, marketing, and promotional communications that the Company has been or is contractually obligated to comply with; (iv) any rules of any applicable self-regulatory organizations in which the Company is or has been a member and/or that the Company is or has been contractually obligated to comply with; and (v) any applicable published industry best practices or other standards relating to privacy or data security (including the Network Advertising Initiative’s Self-Regulatory Code of Conduct and the Digital Advertising Alliance’s Self-Regulatory Principles for Online Behavioral Advertising, as they may be amended from time to time) that the Company has been or is contractually obligated to comply with. Notwithstanding the foregoing, the inclusion in this definition of one or more references to any particular law, rule, regulation, policy or other Legal Requirement, shall not, in and of itself, be construed as a representation by the Company as to the applicability of any such law, rule, regulation, policy or other Legal Requirement to the Company or any of its operations.

“PTO” means the United States Patent and Trademark Office or any successor agency.

“Registered Intellectual Property” means all United States, international and foreign: (i) Patents and Patent applications (including provisional applications), (ii) registered Trademarks and applications to register Trademarks (including intent-to-use applications), (iii) registered Copyrights and applications for Copyright registration, (iv) mask work registrations and applications to register mask works (v) domain name registrations, and (vi) other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any Governmental or Regulatory Authority.

“Registered Office” means the PTO, United States Copyright Office and all equivalent foreign, patent, trademark, copyright offices or other Government or Regulatory Authority.

“Representatives” means, collectively, the Company’s or Parent’s officers, directors, employees, stockholders, attorneys, investment advisers, agents, representatives, Affiliates or Associates, as applicable.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A-1 Investors’ Rights Agreement” means that certain Amended and Restated Investors’ Rights Agreement dated November 16, 2012 by and among the Company and each of the parties thereto.

“Series A-1 Stock Purchase Agreement” means that certain Series A-1 Preferred Stock Purchase Agreement dated November 16, 2012 by and among the Company and each of the parties thereto.

“Series A-1 Voting Agreement” means that certain Amended and Restated Voting Agreement dated November 16, 2012 by and among the Company and each of the parties thereto.

Series A-1 Preferred Stock and Warrant Purchase Agreement” means that certain Series A-1 Preferred Stock Purchase Agreement dated October 18, 2013 by and among the Company and each of the parties thereto.

“Signing Date Key Employee” means those Key Employees listed on Schedule 10.1(d) required to enter into an Offer Letter as concurrently with the execution and delivery of this Agreement.

“Software” means any and all computer software and code, including assemblers, applets, compilers, source code, object code, data (including image and sound data), design tools and user interfaces, in any form or format, however fixed. Software includes source code listings and documentation.

“Stockholder Written Consent” means the action by written consent executed by the holders of the Company Capital Stock pursuant to which such stockholders irrevocably approve and adopt this Agreement, and approve the Merger and the other transactions contemplated hereby and thereby for all purposes of and under the DGCL, the Company Corporate Governance Documents and the Company Shareholder Agreements.

“Subsidiary” means any Person, whether or not existing on the date hereof, in which the Company or Parent, as the context requires, directly or indirectly through subsidiaries or otherwise, beneficially owns at least fifty percent (50%) of either the equity interest, or voting power of or in such Person.

“Takeover Statute” means a “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States, including Section 203 of the Delaware General Corporation Law.

“Tax” or “Taxes” means (i) any and all U.S. federal, state, county, local and non-U.S. taxes, assessments and other governmental charges, duties (including stamp duty) and impositions in the nature of a tax, including taxes based upon or measured by gross receipts, capital gains, income, profits, sales, use and occupation, and value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties, and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period on or prior to the Closing Date and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.

“Tax Return” means any report, return, declaration, claim for refund, election, disclosure, estimate, information return, statement or other document (including any related or supporting information) filed or required to be filed with or supplied to a Taxing Authority.

“Taxing Authority” means any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any non-U.S. jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

“Transaction Agreements” means this Agreement, the Escrow Agreement, the Offer Letters, the Optionholder Acknowledgement, Waiver and Release, and the Non-Competition Agreements.

9.2 Additional Definitions. For all purposes of and under this Agreement, the following capitalized terms have the respective meanings ascribed to them in the respective sections of this Agreement set forth below opposite each such capitalized term:

Term	Section[1]

“Aggregate Common Stock Consideration”	1.6(a)(i)
“Aggregate Fully Diluted Common Stock”	1.6(a)(iii)
“Aggregate Merger Consideration”	1.6(a)(iv)
“Aggregate Preferred Stock Consideration”	1.6(a)(v)
“Agreement”	Introductory paragraph
“Assumed Optionholder”	1.6(d)(i)
“Assumed Options”	1.6(d)(i)
“Balance Sheet Date”	2.8(a)
“Capitalization Certificate”	5.3(m)
“Certificate of Merger”	1.2(b)
“Closing”	1.2(a)
“Closing Date”	1.2(a)
“Closing Schedule”	5.3(n)
“Common Stock Cash Consideration”	1.6(a)(vii)
“Company Stock Option Cash Consideration”	1.6(a)(viii)
“Company Balance Sheet”	2.8(a)
“Company Board Recommendation”	2.2(c)
“Company Common Stock”	2.5(a)
“Company Corporate Governance Documents”	2.1
“Company Disclosure Schedule”	Preamble to Article 2
“Company Financial Statements”	2.8(a)
“Company Indemnified Parties”	4.8(a)
“Company Insurance Policies”	2.20(a)
“Company Material Contract(s)”	2.19(a)
“Company Necessary Approvals”	2.4(b)
“Company PII”	2.18(w)
“Company Preferred Stock”	2.5(a)
“Company Sites”	2.18(w)
“Company Stock Certificate”	1.7(b)(i)
“Company Stock Options”	1.6(d)(i)
“Company Stockholder Notice”	4.1(a)(ii)
“Company”	Introductory paragraph
“Competing Proposed Transaction”	4.2(a)
“Confidentiality Agreement”	4.4
“DGCL”	1.1
“Dissenting Shares”	1.6(f)
“Effective Time”	1.2(b)
“Electing Optionholder”	1.6(d)(i)
“Escrow Agreement”	Recital D
“Escrow Amount”	1.6(a)(ix)
“Escrow Period”	6.4

[1]	NTD: Section references throughout the document to be reviewed and updated as necessary.

Term	Section[1]

“Expiration Date”	6.1(b)
“Offer Letter(s)”	Recital E
“GPL”	2.18(n)
“Indemnification Schedule”	4.8(a)
“Indemnifying Parties”	6.2(a)
“Intellectual Property Representations”	6.1(b)
“Lease Documents”	2.16(b)
“Leased Real Property”	2.16(a)
“Letter of Transmittal”	1.7(b)(i)
“LGPL”	2.18(n)
“Management Plan”	Recital D
“Management Plan Participant”	Recital D
“Management Plan Participant Joinder”	Recital D
“Merger Sub”	Introductory paragraph
“Merger”	Recital A
“MPL”	2.18(n)
“Non-Assumed Options”	1.6(d)(iii)
“Non-Competition Agreements”	Recital E
“Offer Letter”	4.9(b)
“Officer’s Certificate”	7.5(a)
“Open Source Materials”	2.18(n)
“Option Exchange Ratio”	1.6(a)(x)
“Optionholder Acknowledgement, Waiver and Release”	1.6(d)(i)
“Parent”	Introductory paragraph
“Parent Common Stock”	1.6(a)(xi)
“Parent Indemnified Parties”	6.2(a)
“Per Common Share Redemption Amount”	1.6(a)(xii)
“Per Preferred Share Redemption Amount”	1.6(a)(xv)
“Privacy Policies”	2.18(w)
“Requisite Stockholder Approval”	2.2(d)
“SCSL”	2.18(n)
“Section 280G Payments”	4.1(b)
“Section 409A”	2.10(s)
“Significant Company Customer”	2.25
“Significant Company Supplier”	2.25
“SISL”	2.18(n)
“Soliciting Materials”	4.1(c)(i)
“Special Representations”	6.1(b)
“Statement of Transaction Expenses”	4.11(b)
“Stockholders’ Agent”	Introductory paragraph
“Surviving Corporation”	1.1
“Tax Contest”	4.12(d)
“Tax Incentive”	2.10(p)
“Third Party Claim”	6.8(a)
“Threshold”	6.3(a)
“Transaction Expenses”	4.11(a)
“Transfer Taxes”	4.12(f)
“Viruses”	2.18(o)

9.3 Construction.

(a) Unless the context of this Agreement otherwise requires, for all purposes of and under this Agreement:

(i) words of any gender include each other gender and the neuter;

(ii) words using the singular or plural number also include the plural or singular number, respectively;

(iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision hereof;

(iv) the terms “Article” or “Section” or other subdivision refer to the specified Article, Section or other subdivision of the body of this Agreement;

(v) the terms Exhibits and Schedules refers to Exhibits and Schedules to this Agreement;

(vi) the phrases “ordinary course of business” and “ordinary course of business consistent with past practice” refer to the business and practice of the Company;

(vii) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation;”

(viii) the phrase “materiality limitation,” with respect to a party’s representations, warranties, covenants and agreements, includes all qualifications, limitations, thresholds and exceptions based on the concept of materiality, whether or not expressed by the word “material”, “materially”, “materiality”, “material adverse change”, “Parent Material Adverse Effect” or “Company Material Adverse Effect;”

(ix) when a statement herein with respect to a particular matter is qualified by the phrase “in all material respects,” materiality shall be determined solely by reference to, and solely within the context of, the specified matter and not with respect to the entirety of this Agreement or the transactions contemplated hereby;

(x) the phrase “fraud or willful misconduct” means any fraud, willful or intentional breach or violation of, or any willful or intentional misrepresentation, omission or inaccuracy in, any representation or warranty of the Company contained in this Agreement or any certificate delivered to Parent pursuant to any provision of this Agreement;

(xi) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP; and

(xii) the terms “party” or “parties” refer to Parent and Merger Sub, on the one hand, and the Company and the Stockholders’ Agent, on the other hand, and the terms “third party” or “third parties” refers to Persons other than Parent, Merger Sub, the Company and the Stockholders’ Agent.

(b) The drafting and negotiation of the representations, warranties, covenants and conditions to the obligations of the Company and Parent herein reflect compromises and certain provisions may overlap with other provisions or may address the same or similar subject matters in different ways or for different purposes. It is the intention of the parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (i) the representations, warranties, covenants and closing conditions in this Agreement shall be construed to be cumulative; (ii) each representation, warranty, covenant and closing condition in this Agreement shall be given full separate and independent effect; and (iii) no limitation in any representation, warranty, covenant or closing condition shall be construed to limit any other representation, warranty, covenant or closing condition unless such limitation is expressly made applicable to such other representation, warranty, covenant or closing condition. Without limiting the generality of the foregoing, the fact that a matter is disclosed in a representation or warranty (or the related section of the applicable Company Disclosure Schedule) or is permitted (or not prohibited) by one covenant, shall not be construed as an express or implied exception to any other representation and warranty or covenant concerning the same subject matter or as an exception to the related “bringdown” condition in the parties’ closing conditions and no inference shall be drawn from the first representation and warranty or covenant as to the scope or meaning of any other representation and warranty, covenant or closing condition.

(c) No amendment, supplement or update after the date of this Agreement shall be made to the Company Disclosure Schedule without the express written consent of Parent and no amendment, supplement or update made or delivered (or purporting to be made or delivered) after the date of this Agreement without such consent shall have any effect on any of the rights or obligations of the Company or Parent, respectively.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed by their respective duly authorized representatives to be effective as of the date first written above.

AUDIENCE, INC.		SENSOR PLATFORMS, INC.

By:	/s/ Peter Santos	By:	/s/ Dan Brown
	Peter Santos,		Dan Brown,
	Chief Executive Officer		Chief Executive Officer

ALAMEDA ACQUISITION CORP.		Shareholder Representative Services LLC, solely in its capacity as the Stockholders’ Agent

By:	/s/ Craig H. Factor	By:	/s/ Sam Riffe
	Craig H. Factor,	Name:	Sam Riffe
	President and Chief Executive Officer	Title:	Senior Director